ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
File No. 82-3827
RECEIVED
2006 APR 24 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/146 /2006

Finance Dept.
Tel. 0-2537-4609

April 18, 2006

06012766

BEST AVAILABLE COPY SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Adjustment of Par Value

Reference: Letter of PTT Exploration and Production Public Company Limited No.1.910/131/2006

Attachment:
1. Copy of Minutes of the 2006 General Shareholders' Meeting of PTT Exploration and Production Public Company Limited
2. Copy of Company's Memorandum of Association
3. Copy of receipt of the amendment of Memorandum of Association from Ministry of Commerce

Reference is made to the 2006 PTT Exploration and Production Public Company Limited's General Shareholders' Meeting held on April 5, 2006 which approved the adjustment of par value from 5 Baht to 1 Baht per share, and the amendment of the amount of registered capital in the Company's Memorandum of Association from 664,400,000 shares to 3,322,000,000 shares.

The above mentioned adjustment of par value will effect Exercise Price and Exercise Ratio of the warrants under the Company's Employee Stock Ownership Plan (ESOP) for the year 2002-2005, and for the year 2006 which is still in the process of obtaining approvals from relevant authorities. Details are as follows:

PROCESSED
APR 25 2006
THOMSON FINANCIAL

1. **New Exercise Price** will be changed according to the table below.

ESOP	Previous Exercise Price (Baht)	New Exercise Price (Baht)
Year 2002	111	22.20
Year 2003	117	23.40
Year 2004	183	36.60
Year 2005	278	55.60
Year 2006	456	91.20

2. **New Exercise Ratio** will be changed as follows:
   Previous Exercise Ratio was Warrant : Common Stock = 1:1
   New Exercise Ratio is Warrant : Common Stock = 1:5

-2-/ The Company has …

The Company has already amended its Memorandum of Association in accordance with the General Shareholders Meeting's resolution and the new Exercise Price and Exercise Ratio of the warrants under ESOP became effective on April 12, 2006.

Yours Sincerely,

Maroot Mrigadat
President

(Translation)
Minutes of the 2006 General Shareholders' Meeting
PTT Exploration and Production Public Company Limited
April 5th, 2006 at 15.30 hrs.
Auditorium, 2nd Floor, PTT Head Office Building
555 Vibhavadi-Rangsit Road, Ladyao, Chatuchak, Bangkok

Before the Meeting

There was a video show on screen in the Meeting room concerning the Best Practice of Shareholders, which was issued by the Stock Exchange of Thailand, to enhance knowledge of shareholders about their rights, benefits, roles and duties in the Meeting. Apart from that the Company also presented the Corporate Governance rating result of PTTEP in 2006 compared with the result of Thai Rating and Information Services Co., Ltd. (TRIS). Before the Meeting was about to start, shareholders also viewed the fire exit system of the Meeting room.

Opening of the Meeting

There were 145 shareholders, 28 proxies and 3 shareholders who also appointed proxies or a total of 742 shareholders, which represented 594,498,287 shares or 90.67% of the total units of shares, constituting a quorum in accordance with the Company's Articles of Association. Mr. Cherdpong Siriwit, Chairman of the Board of Directors was the Chairman of 2006 General Shareholders' Meeting. The Chairman opened the Meeting and introduced all directors attending the Meeting, who were:

1.	Mr. Prasit Kovilaikool	Independent Director, Chairman of the Remuneration Committee and Member of the Audit Committee
2.	Mr. Manu Leopairote	Director
3.	General Lertrat Ratanavanich	Independent Director, Member of the Corporate Governance Committee, and Member of the Nominating Committee
4.	Mr. Pichai Chunhavajira	Chairman of the Risk Management Committee
5.	Mr. Wisudhi Srisuphan	Director
6.	Mr. Chitrapongse Kwangsukstith	Director
7.	Mr. Anucha Sihanatkathakul	Independent Director, Member of the Audit Committee, Member of the Remuneration Committee and Member of the Risk Management Committee
8.	Mr. Maroot Mrigadat	Member of the Risk Management Committee and President
9.	Mr. Charnchai Musignisakorn	Independent Director, Chairman of the Audit Committee and Member of the Corporate Governance Committee
10.	Mr. Prasert Bunsumpun	Member of the Remuneration Committee and Member of the Nominating Committee
11.	Mr. Pala Sookawesh	Director

- 2 - / 12. Mr. Chulasingh ...

12.	Mr. Chulasingh Vasantasingh	Independent Director and Chairman of the Nominating Committee
13.	Mr. Vudhibhandhu Vichairatana	Independent Director and Chairman of the Corporate Governance Committee
14.	Mr. Krairit Nilkuha	Independent Director

The Chairman informed that some independent directors were granted proxies from shareholders and requested Mr. Maroot Mrigadat, the President to introduce the management attending the Meeting who were:

1.	Mr. Asdakorn Limpiti	Vice President, Strategy and Capability Development Division
2.	Mr. Chatchawal Eimsiri	Vice President, Finance and Accounting Division
3.	Mr. Somporn Vongvuthipormchai	Vice President, Production Development Division
4.	Mr. Luechai Wongsirasawad	Vice President, Human Resources & Business Service Division
5.	Mr. Chalermkiet Tongthaow	Vice President, Greater S1 Asset

The President also introduced Khun Sunee Danchonvichi, and Khun Phankanok Srisomsak, representatives from the Office of the Auditor General, the company's auditor, who were also participating in the Meeting to clarify any financial statement inquiries.

Before starting with the agenda, the Chairman informed the Meeting of the voting practice that the Company will let all shareholders or proxies who have not cast their votes to vote for each agenda item in all cases, whether to approve, object, or abstain. The witnesses in the vote counting will be 4 persons, 2 of whom are PTTEP staff members, and invited 2 volunteers from the shareholder group to serve as witnesses at the front of the Meeting room. All witnesses introduced themselves to all the meeting participants as follows:

1.	Mr. Niti Sutthirote	Shareholder
2.	Mr. Manat Kongrawd	Shareholder

The Chairman asked Mrs. Walaiporn Motte, Assistant Manager, Corporate Secretary Office to explain the details of the casting procedure as below.

1. Each shareholder had his/her votes equaling the number of shares held.

2. For each agenda item, the Chairman would ask all shareholders or proxies, who had not cast their votes, to vote in every case whether they approved, objected or abstained. Only objection and abstention votes would be counted and the remainder would be considered as agreed votes. In cases where shareholders did not cast all votes they own, the remaining votes would be deemed as abstention votes.

3. After casting votes in the voting tickets, shareholders were asked to hand in the tickets to the staff who would collect and deliver them to the witnesses. After that, the witnesses would separate the voting tickets and announced the number of approval tickets, objection tickets and abstention tickets as well as the total number of votes of each category to the Meeting. In the meantime, while the voting tickets were recorded in the system, the screens in the Meeting room would display both the recording of each voting ticket and the total votes of that particular agenda item. When the voting calculation was finished, the Chairman would pronounce the final resolution of that agenda item in accordance with the final votes recorded.

- 3 - / 4. If any ...

4. If any shareholder or proxy, who had not cast their vote, wished to leave and reentered the Meeting and also wished to reserve their votes while absent, please vote in the voting tickets and gave them to our staff at the exit. The staff would submit the voting tickets for the shareholder or proxy in the vote counting process for each agenda item.

5. If any shareholder or proxy would like to give his or her opinion or ask questions, please raise hand. Upon receiving the Chairman's permission, please state your name to the Meeting, and then proceed.

The Chairman reported the Meeting that the document for the meeting today, which the company had earlier distributed to all shareholders, was the invitation letter, comprising 11 attachments, which were: the minutes of the Extraordinary Shareholders' Meeting No. 1/005; CD-Rom of the 2005 Annual Report; Information on proposed directors in replacement of those retired by rotation; PTTEP Warrant Allotment Program; Documents concerning the registration, which were, documents and evidence to be declared on the Meeting day, Bar code Registration Forms and Bar code Proxy Forms A, B and C; PTTEP Articles of Association concerning the shareholders' meeting; PTTEP Site Visit Application Form; Tax benefits of the PTTEP dividend; and Map of the Meeting location.

The Chairman also informed the Meeting that PTTEP had posted on the company's website an announcement inviting shareholders to propose any matters that they consider important to be included on the Meeting agenda as well as names of qualified nominees to be selected as the company's directors. The proposal should be submitted to the company by February 15th, 2006. However, there had been no propositions sent to the company. Therefore, the Chairman proceeded with the Meeting in accordance with the Meeting agenda items.

Agenda Item 1 To approve the Minutes of the Extraordinary Shareholders' Meeting No. 1/2005.

The Chairman informed the Meeting that these minutes had 9 pages altogether, and they were the same version as the copy that the Company distributed to the Shareholders on December 29th, 2005 and also posted on the company's website.

When there was no other proposal or query, the Chairman declared the pre-votes, which were: agreed 89,153,012 votes; no disagreed vote; and abstained 4,811,600 votes. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 1 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 1 to the meeting as appeared on the meeting screen. There were 2 tickets submitted, one was abstention and the other was the ticket which cast different votes. The resolution comprised agreed 553,175,004 votes or 99.14%; no disagreed vote; and abstained 4,812,900 votes or 0.86%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting by majority votes approved the minutes of the Extraordinary Shareholders' Meeting No. 1/2005.

- 4 - / Agenda Item 2 ...

Agenda Item 2 To acknowledge the 2005 Company's performance and 2006 Work Plan.

The Chairman asked Mr. Maroot Mrigadat, President, to report on the Company's performance. The President reported that the company's information and performance in 2005 in detail were published in the 2005 Annual Report, which had already been sent to every shareholder. However, in the annual information disclosure of the company and in page 134 of the Annual Report, there had been some mistakes about the amount of shares and warrants of 6 management members in 2004 as displayed on the screen right now. The President, therefore, apologized for the mistake. The summary of the company's performance would be presented in the forthcoming videotape, which last approximately 10 minutes. After the VDO presentation was over, Mr. Maroot presented the 2006 work plan to the meeting.

1. The 5-Year investment plan of the company from 2006 to 2010 involved Baht 231 billion, most of which were Capital Expenditure or CAPEX and Operating Expenditures or OPEX which had been revised to be in line with the latest work plan. At present PTTEP had 29 projects as follows:

1.1 Production projects were Bongkot, Pailin, S1, B8/32 & 9A most of their CAPEX was designated to maintain production volume.

1.2 Development projects that were to be commencing production were Arhtit, Thai - Malaysian Development Area

1.3 Exploration projects of which the main projects were Myanmar M7 & M9, Algeria, 433a & 416b, Vietnam 16-1 and Vietnam 9-2.

The 5-year investment plan did not include the development for production of projects in the exploration phase.

2. In the graph on the left, the estimated CAPEX and OPEX of 2006 would be approximately Baht 63,000 million. More than 50% of the budget would be spent in the projects within Thailand, primarily for, Arthit, Bongkot, S1 and B8/32 & 9A. In the graph on the right were the estimated CAPEX and OPEX of years 2006 to 2010 in the approximate amount of Baht 230,600,000,000 million. Likewise, more than 50% of the budget would be spent in the projects within the country, primarily Bongkot, Arthit, S1, MTJDA and B8/32 & 9A.

3. The work plan of production projects of PTTEP were as follows:

3.1 Bongkot project: PTTEP was the operator with an interest of 44.4%: Sales volume target of this year was approximately 598 million cubic feet per day.

3.2 B8/32 & 9A project: PTTEP had an interest of 25%: Sale volume target of this year was approximately 53,000 barrels per day.

3.3 S1 project: PTTEP was the operator and owned a 100% interest: Sales volume target of this year was approximately 19,000 barrels per day.

- 5 - / 3.4 Arthit project: ...

3.4 Arthit project: PTTEP was the operator with an interest of 80%: According to the plan, gas production would commence at the rate of 330 million cubic feet per day later than the plan which was set within first six months of next year.

3.5 Thai-Malaysian Joint Development Area (Blocks B 17 and B17-01): PTTEP was a joint operator with Petronas with an interest of 50%: According to the plan, gas production would commence at the rate of 270 million cubic feet per day in mid 2008.

3.6 Oman 44 project: PTTEP was the operator and owned a 100% interest: Gas and condensate production would commence in July this year, with the rate of gas at 50 million cubic feet per day and of condensate at 4,000 barrels per day.

3.7 Myanmar M7 & M9 project: PTTEP was the operator and owned a 100% interest: 6 exploration wells would be drilled to prove the potential.

3.8 Vietnam 9-2: PTTEP holdsa 25% interest: It was planned to drill 1 sidetrack well.

3.9 Vietnam 16-1: PTTEP held a 28.5% interest: It was planned to drill 4 exploration wells and 1 appraisal well. Based on the success of any petroleum discovery, PTTEP would set a plan to develop the field in late 2007.

3.10 Algeria 433a & 416b: PTTEP held a 28.5% interest: Entering the 2nd exploration phase, there would be a 3-dimensional seismic survey with a plan to drill 1 exploration well and 1 appraisal well.

3.11 Thailand-Cambodia Overlapping Area project: At the moment, all operations had to be suspended until there was a settlement between the Thai and Cambodian governments.

4. Looking at the global map, PTTEP had divided some areas into 2 shades of color. The pink zone consisted of both the areas of company interest and the projects in which PTTEP had already invested. Whereas the green zones were areas of company interest that had petroleum potential and were considered as possible future investment opportunities.

5. The work plan summary was :

5.1 To set the sales volume target this year at 179,000 barrels of oil equivalent, an increase of 16% over 2005.

5.2 To focus on exploration to seek more petroleum reserves, especially, in the projects in Myanmar, Vietnam and Algeria.

5.3 To maintain the current production volumes of Bongkot and S1 projects.

5.4 To seek new investment opportunities both in Thailand and in foreign regions, such as, Southeast Asia, Middle East and Africa.

5.5 To stabilize its financial status.

The Chairman asked the Meeting if there was any question or comment. There were questions and answers as follows:

- 6 - / 1. Mr. Pramote ...

1. Mr. Pramote Libratanasakul asked 3 questions as follows:

1.1 What was the Energy Complex project?

Mr. Maroot Mrigadat, President explained that PTTEP had expanded its business enormously resulted in a great number of staffs increased. Therefore, the present office space was insufficient. PTTEP staffs had to segregate in many buildings that caused much inconvenience in working. PTTEP, then, decided to have the office building that had adequate space for all staffs. Likewise, PTT and its subsidiaries also needed more office space. Consequently, PTTEP had an agreement with PTT and PTT' s subsidiaries to establish a company to manage this project to be office building for PTTEP, PTT' s subsidiaries and the Ministry of Energy. In case there was any available space left, the project would, then, be opened for other oil companies.

The Chairman added that the project of joining the office area together had been taken into account for a long time, yet just came to happen in this time. However, the Ministry of Energy would be served as general lessee with the same rental standard as others.

1.2 How long was the reserve life of natural gas in the Gulf of Thailand and Myanmar?

Mr. Krairit Nilkuha, PTTEP Director, informed that the life of the natural gas in the Gulf of Thailand would be 30 years. The Department of Mineral Fuels had promoted more exploration both inside and outside the country for substitution to be as long as 50 years. Oil and condensate could be substituted for 10 – 15%.

The President added that within the range of 2,000 kilometers from Thailand, the Natuna Block of Indonesia had high potential with reserves of 50 trillion cubic feet where the pipeline could be transported to the country. Another area was the Gulf of Martaban in Myanmar of which 5 blocks had been held by PTTEP and were under exploration phase. Lastly was Bangladesh of which proved reserves of 40 – 50 trillion cubic feet had been discovered. This area was also considered potential for investment expansion.

1.3 Gas from Malaysian-Thai Joint Development Area after production would be sold to which country?

Mr. Maroot replied that in the beginning the gas would be sold to Thailand because Malaysia did not have the demand at the present. The gas would be on production in next year.

2. Mr. Boonsom Kesapradit inquired about the company's work plan concerning Corporate Social Responsibility (CSR)?

Mr. Maroot informed that PTTEP focused on 2 approaches. One was to return the company's profit to the communities within operating areas in kind of scholarships. Moreover, PTTEP also granted scholarships to undergraduate students both domestic and abroad to study in key subject of the company's business.

The other approach was to conserve the environment. PTTEP collaborated with the Department of National Park, Wildlife and Plant Conservation issued the publication of "The Marine Heritage of the Thai Seas" to publicize the country's beautiful marine resources. PTTEP also supported the tiger conservation research project in conjunction with the Royal Forest Department. Apart from that, PTTEP continued the support of the Thai Rice College Project in Buriram province for the fourth year.

The Chairman added that on the occasion of the 20th Anniversary of PTTEP, the company donated money to Thammasart Hospital and Siriraj Hospital as well as presented money to Her Royal Highness Princess Sirindhorn for the projects under her royal patronage.

3. Mr. Sorasan Kooratanaphisarn asked about the inclination of average product sale price.

The President clarified that in the short term, the price tended to be high, whereas, it turned out to be lower in the long run. However, the price would not be lower than US dollars 20. Anyway, the gas price which was adjusted according to oil price would still be lower approximately half of the oil price.

4. Mr. Jakrapan Sae-Lee inquired that the controlled gas price, if liberated, would increase for how much and how long was the average gas sale agreement.

Mr. Prasert Bunsumpun, Director, explained that the gas sale agreement was in long term of which the formula price would be adjusted in different periods according to each agreement. Only 30% of the gas price will be regulated according to oil price. Therefore, the gas price would increase more slowly than oil price. The gas sale agreement term was approximately 25 – 30 years. However, the gas price liberation was only for Liquefied Petroleum Gas or LPG. For movement of gas price, the company would consider including in the next year Annual Report.

When there was no further query, the Chairman declared the pre-votes, which were: agreed 568,876,734 votes; no disagreed vote; and abstained 3,251,200 votes. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 2 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 2 to the Meeting as appeared on the meeting screen. There was only one ticket submitted, the ticket which cast different votes. The resolution comprised agreed 568,876,734 votes or 98.71%; no disagreed vote; and abstained 7,426,000 votes or 1.29%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting by majority votes acknowledged the 2005 Company's performance and 2006 Work Plan.

- 8 - / Agenda Item 3 ...

Agenda 3 **To approve the 2005 financial statements.**

The Chairman requested Mr. Maroot Mrigadat, President to clarify the financial statements to the meeting. Mr. Maroot clarified that in 2005, PTTEP and its subsidiaries recorded a net income of Baht 69,583 million compared with Baht 48,417 million in 2004, which is an increase of Baht 21,166 million or 44%, mostly from the increase of petroleum sales volume of Baht 20,159 million. The average sales price increased to 29.37 US dollars per barrel or 25.62% compared with 23.38 US dollars per barrel last year. There was an increase in the sales volume to 153,531 barrels of oil equivalent per day or 14.52% compared with 134,070 barrels of oil equivalent per day last year. The increased sales volume mostly resulted from sale of crude oil from the S1 project, B8/32 & 9A project, Nang Nuan project as well as sale of gas and condensate from the Bongkot project, Pailin project and Yetagun project.

The total expenses of 2005 are Baht 27,854 million compared with Baht 19,848 million in 2004, which was an increase of Baht 8,006 million or 40%. PTTEP and its subsidiaries recorded a profit of Baht 23,735 million or Baht 36.21 per share, which were increases of 49.60% and 49.26% respectively compared with Baht 15,866 million or Baht 24.26 per share last year.

As of December 31st, 2005, total assets of PTTEP and its subsidiaries were Baht 143,317 million compared with Baht 111,945 million last year, which was an increase of 28.02%. The company recorded total liabilities of Baht 71,620 million compared with Baht 54,846 million last year, an increase of 30.58%.

Total proved reserves of all projects were approximately 950 million barrels of oil equivalent, divided into crude oil and condensate of 151 million barrels and gas of 5,158 billion cubic feet, compared with the reserves in 2004 of 899 million barrels of oil equivalent, comprising crude oil and condensate of 139 million barrels and gas of 5,011 billion cubic feet.

The Chairman invited Mr. Charnchai Musignisakorn, the Chairman of the Audit Committee to report their deliberation of financial statements and information disclosure in 2005. Mr. Charnchai reported that in 2005, the Audit Committee performed its duties in accordance with the Charter. There were altogether 15 meetings, of which the reports were regularly presented to PTTEP Board's meetings and could be summarized as follows:

1. Reviewed the quarterly and annual financial statements in collaboration with the management and the auditor, the Office of the Auditor General. The Committee delivered advice and comments to ensure that the company's financial reports were accurate, reliable and thorough and that they provided adequate and timely information disclosure compliant with accounting standards and related laws.

2. Considered and supported the disclosure of any connected transactions or any cases that might have caused conflict of interest, to ensure accuracy and completeness, together with the opinion that those cases were executed with reasonableness and concern for shareholders' benefits. Moreover, PTTEP also issued a quarterly Management Discussion and Analysis Report (MD & A) for all investors.

- 9 - / In conclusion, ...

In conclusion, in 2005, the Audit Committee performed its assigned duties and responsibilities with care, knowledge and independence at its fullest ability, as well as providing forthright opinions to all parties for the benefit of PTTEP, shareholders and stakeholders in an appropriate manner.

The Chairman asked the meeting whether there was any question. There were questions and answers as follows:

1. Mr. Pramote Libratanasakul inquired about increased inventories and the reason of increased materials and supplies.

Mr. Chatchawal Eimsiri, Vice President, Finance and Accounting replied that in 2005 PTTEP purchased POGO Company of which the main product was crude oil, which was stored for distribution. The materials and supplies were the equipment that the company procured for production activities.

2. Mr. Jakrapan Sae-Lee inquired about 4 issues as follows:

2.1 The gas price reduction for the government was not notified in the Annual Report.

Mr. Chatchawal informed that PTTEP already recorded the item as the reduced sale amount, which meant the revenue already deducted.

2.2 The increased royalty resulted from Thai or Myanmar gas sale.

Mr. Chatchawal clarified that the royalty would associate with the increased sales amount. However, in the Balance Sheet was only Thai royalty. For petroleum exploration and production business, the revenue would be firstly entitled to royalty payment. Then the profit after royalty would be taxable to petroleum income tax of 50%, nevertheless, revenue from others would be taxable of the Revenue Code of 30%.

2.3 The reason of increased other receivables.

Mr. Chatchawal explained that other receivables were normal transaction of B8/32 & 9A project which PTTEP bought from POGO Company in 3rd quarter of 2005.

2.4 The expenses of staffs salary and bonus could be revealed or not

Mr. Maroot explicated that PTTEP already combined it as operating expenses. The bonus of management and staffs was different depending on performance. The company would deliberate to separate those items in next year Annual Report.

Mr. Prasert added that the staffs' bonus had not been allocated to be as high as the profit but in conformity with the labor market of this industry.

When there were no more questions from the Meeting, the Chairman declared the pre-votes, which were: agreed 550,591,204 votes; no disagreed vote; and abstained 3,241,600 votes. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 3 and raised hands so that staff could collect the tickets.

- 10 - / After the witnesses ...

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 3 to the Meeting as appeared on the meeting screen. There was only one ticket submitted, the ticket which cast different votes. The resolution comprised agreed 550,592,404 votes or 98.67%; no disagreed vote; and abstained 7,395,500 votes or 1.33%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting by majority votes approved the 2005 financial statements which were audited by the Office of the Auditor General of Thailand, the auditor, and reviewed by the Audit Committee.

Agenda Item 4 **To approve the dividend payment for 2005 performance.**

The Chairman asked Mr. Maroot Mrigadat, President to present to the Meeting. The President addressed that from the 2005 performance and the financial statements as presented in agenda items 2 and 3, the company proposed additional dividend payment from profits out of petroleum income tax to shareholders at the rate of Baht 8 per share. PTTEP had already paid the interim dividend of the first 6 months at Baht 5.50 per share on August 29th, 2006; therefore the total dividend payment for year 2005 would be Baht 13.50 per share. According to PTTEP policy on dividend payment, except in necessary cases, PTTEP would pay a dividend to shareholders of not less than 30 percent of net income after tax each year and might sometimes pay an interim dividend. The past payment record was as below:

(Baht/Share)

Year	Interim Dividend	Annual Dividend	Total Dividend	%Payout
2005	5.50	8.00	13.50	37%
2004	-	9.00	9.00	37%
2003	-	6.75	6.75	37%

The dividend would be payable to all shareholders who were entitled to receive the dividend as listed in the share registration book when it was closed for the right to receive dividends on March 16th, 2006 at 12.00 hours. The payment would be made on April 18th, 2006."

When there was no other proposal or query, the Chairman declared the pre-votes, which were: agreed 554,715,804 votes; no disagreed vote; and abstained 3,251,200 votes. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 4 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 4 to the meeting as appeared on the meeting screen. There was only one ticket submitted, the ticket which cast different votes. The resolution comprised agreed 554,715,804 votes or 99.41%; no disagreed vote; and abstained 3,272,100 votes or 0.59%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting by majority votes acknowledged the dividend payment for the first 6 months at the rate of Baht 5.50 per share on August 29th, 2005 and approved the dividend payment for the latter 6 months of 2005 at Baht 8 per share. The payment will be made on April 18th, 2006 to shareholders who are entitled to receive the dividend as listed in the share registration book when it was closed for the right to receive dividend on March 16th, 2006 at 12.00 hours.

- 12 - / Agenda Item 5 ...

Agenda item 5 To approve the appointment of new directors in replacement of those who are due to retire by rotation.

The Chairman informed the Meeting that the Nominating Committee, comprising 3 directors, Mr. Chulasingh Vasantasingh, the Chairman, General Lertrat Ratanavanich and Mr. Prasert Bunsumpun, had selected and proposed a list of nominees for directors and requested Mr. Chulasingh, to notify the meeting of their nominees.

Mr. Chulasingh notified meeting participants that according to the company's Articles of Association, one-third of the directors were to retire by rotation in the annual general shareholders meeting. This year, the five directors who were retiring are:

1)	Mr. Pala	Sookawesh	Director from private sector
2)	Mr. Wisudhi	Srisuphan	Director
3)	Mr. Krairit	Nilkuha	Independent Director
4)	Mr. Anucha	Sihanatkathakul	Member of the Audit Committee, Member of the Remuneration Committee, Member of the Risk Management Committee and Director from private sector
5)	Mr. Maroot	Mrigadat	Member of the Risk Management Committee, and President

PTTEP had posted on the company's website an announcement inviting shareholders to propose names of qualified nominees to be selected as the company's directors via the PTTEP Independent Director position. However, there had been no proposals submitted to the company.

At their meeting, the Nominating Committee considered the qualifications, knowledge, capabilities, and the composition of the whole board of directors as well as performance in 2005 for the maximum benefit of the Company's business. The Committee proposed to re-elect four directors to serve as directors for another term and elect another external candidate as detailed individually in Attachment 3 of the invitation letter. The list of nominees for PTTEP directors whom the Nominating Committee proposed according to PTTEP Board of Directors component was as follows:

1.	Mr. Pala	Sookawesh	Director from private sector
2.	Mr. Wisudhi	Srisuphan	Director
3.	Mr. Krairit	Nilkuha	Independent Director
4.	Mr. Maroot	Mrigadat	Director and President
5.	Mr. Tongchat	Hongladaromp	Director from private sector

The appointment would be effective on April 6th, 2006.

The Chairman asked the Meeting whether there were any proposals for each nominated director. No shareholder or proxies proposed other candidates. The Chairman, then, declared the pre-votes, which were equal for each nominee: agreed 549,525,804 votes; disagreed 77,100 votes; and abstained 3,438,100 votes. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 5 and raised hands so that staff could collect the tickets.

- 13 - / After the witnesses ...

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 5 to the meeting as appeared on the meeting screen. There was only one abstained ticket submitted. The resolution was as follows:

	Namelist	Agree, %	Disagree, %	Abstain, %
1	Mr. Pala Sookawesh	549,525,804, 98.95%	77,100, 0.01%	5,757,000, 1.04%
2	Mr. Wisudhi Srisuphan	549,525,804, 98.95%	77,000, 0.01%	5,757,100, 1.04%
3	Mr. Krairit Nilkuha	549,525,804, 98.95%	77,000, 0.01%	5,757,100, 1.04%
4	Mr. Maroot Mrigadat	549,525,904, 98.95%	77,000, 0.01%	5,757,000, 1.04%
5	Mr. Tongchat Hongladaromp	549,525,704, 98.95%	77,100, 0.01%	5,757,100, 1.04%

Therefore, the Chairman concluded as follows:

Resolution: The Meeting by majority votes approved the appointment of new directors in replacement of those who are due to retire by rotation as follows:

1. Mr. Pala Sookawesh — Director from private sector
2. Mr. Wisudhi Srisuphan — Director
3. Mr. Krairit Nilkuha — Independent Director
4. Mr. Maroot Mrigadat — Director and President
5. Mr. Tongchat Hongladaromp — Director from private sector

Agenda Item 6 To fix the directors' remuneration.

The Chairman informed the Meeting that the Remuneration Committee, which consisted of 3 directors: Mr. Prasit Kovilaikool, the Chairman; Mr. Prasert Bunsumpun and Mr. Anucha Sihanatkathakul as members, considered and proposed the remuneration package to the board of directors. The Chairman requested Mr. Prasit Kovilaikool, Chairman of the Remuneration Committee, to present the proposal for the Meeting's approval.

Mr. Prasit clarified that the Remuneration Committee reviewed directors' remuneration appropriateness by taking into account the following matters: business and size of the Company; linkage with the Company's performance; conformity with the market and industry norm; as well as the duties and responsibilities of the Board of Directors and Sub-Committees. The Committee, then, proposed to fix the directors' and sub-committees' remuneration for 2006 onwards at the same rate of 2005. The proposed remuneration package was as follows:

1. The retainer fee at Baht 25,000/person/month. The fee was to be paid in full month.

2. The meeting fee at Baht 25,000/person/meeting paid when attending the meeting only.

3. The bonus for all directors, within the performance year, at an amount limited to Baht 17-25 million/year depending on the annual net income. In case the net income wais Baht 10,000 million, the PTTEP Board of Directors would receive a bonus at Baht 17 million. If the company performance exceeded a profit of more than Baht 10,000 million, directors would receive an extra bonus of 0.08 percent from any profit over Baht 10,000 million, with the total limited to Baht 25 million. The amount was to be adjusted according to the directors' office period and the number of times of meeting attendance. If a director was absent from meetings more than 25 percent of the time, but did not exceed 50 percent, the bonus would be deducted 25 percent. If the total number of meeting absences was more than 50 percent, but did not exceed 75 percent, the bonus would be deducted 50 percent. If the total number of meeting absences was more than 75 percent, the bonus would be deducted 75 percent. The bonus would be paid after the audited fiscal year financial statements had been announced to the Stock Exchange of Thailand.

4. Members of all Standing Sub-Committees would receive a meeting fee at Baht 25,000/person/meeting. However, this excluded the members of the Sub-Committees who were PTTEP executives and would not apply when meetings concern circulating resolutions.

5. The Chairman of the Board and the Chairman of Sub-Committees (only the sub-committees' meeting fee) would receive an extra 25 percent of the fee.

The Chairman asked the Meeting if there was any question or comment. When there was no query, the Chairman declared the pre-votes, which were: agreed 552,345,804 votes; disagreed 300 votes; and abstained 3,251,200 votes. The resolution of this agenda required not less than two-thirds of the total number of votes cast by the shareholders present and entitled to vote. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 6 and raised hands so that staff could collect the tickets.

- 15 - / After the witnesses ...

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 6 to the meeting as appeared on the meeting screen. There were 2 tickets submitted, one was abstention and the other was the ticket which cast different votes. The resolution comprised agreed 552,345,804 votes or 98.99%; disagreed 830,500 votes or 0.15%; and abstained 4,811,600 votes or 0.86%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting with more than two-third of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the directors' remuneration for 2006 onwards according to the Remuneration Committee's proposal.

Agenda Item 7 To appoint the Auditor and consider the Auditor's fee for year 2006.

The Chairman requested Mr. Anucha Sihanatkathakul, a member of the Audit Committee to present this agenda item to the meeting. Mr. Anucha informed that the Board of Directors, with the recommendation from the Audit Committee, proposed the meeting appoint the Office of the Auditor General of Thailand (OAG), to be the Auditor for the year 2006 and fix its fee at the same rate of last year, Baht 900,000. OAG was the auditor of all state enterprises and was qualified as listed in the Securities Exchange Commission Office. Moreover, the OAG had been a reliable institution with a good performance record, comprised sufficient and capable staff, and offered reasonable fees. The OAG was also the Auditor of the Company's 15 subsidiaries with the fee of Baht 2,050,000. Therefore, the total fee for OAG in 2006 would be Baht 2,950,000.

The Chairman asked the Meeting if there was any question or comment. When there was no query, the Chairman declared the pre-votes, which were: agreed 570,925,634 votes; disagreed 519,000 votes; and abstained 3,318,600 votes. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 7 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 7 to the meeting as appeared on the meeting screen. There was only one ticket submitted, the ticket which cast different votes. The resolution comprised agreed 570,925,634 votes or 99.07%; disagreed 830,500 votes or 0.15%; and abstained 4,811,600 votes or 0.86%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting by majority votes approved the appointment of the Office of the Auditor General of Thailand to be the Auditor for the year 2006 and fix its fee at the same rate as last year's at Baht 900,000.

- 17 - / Agenda Item 8 ...

Agenda Item 8 To approve the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share.

The Chairman requested Mr. Pichai Chunhavajira, Chairman of the Risk Management Committee, to clarify this agenda item to the meeting. Mr. Pichai clarified that PTTEP had split par value for the first time in 2000 from Baht 10 per share to Baht 5 per share resulting in the share price at that period reduced from previously approximately Baht 240 to Baht 120. Nevertheless, for the past 5 years, PTTEP share price kept increasing till the present at above Baht 500.

Considering the shareholding ratio, PTT would be the only major shareholder with interest of 66% resulted in minor shareholders ratio of only 1.52%. The par value adjustment would increase liquidity of PTTEP shares and allow more participation from minor shareholders.

PTTEP proposed the Meeting to deliberate splitting the par value of PTTEP shares from Baht 5 per share to Baht 1 per share. After the adjustment, the number of registered common shares would be increased from 664,400,000 shares (six hundred, sixty-four million and four hundred thousand shares) to 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares). However, the registered capital would remain unchanged at 3,322,000,000 Baht (three thousand, three hundred and twenty-two million Baht).

The Chairman asked the meeting whether there was any question. There were questions and answers as follows:

1. Mr. Niti Suthirote asked when the par split would come to effect.

Mr. Pichai informed that after the Meeting today, PTTEP would process with the registration to adjust the par value with the Ministry of Commerce. Afterwards, the registration result would be informed to the Stock Exchange of Thailand (SET) in order that SET scheduled the trading date of new price. All through the process would consume about 3 weeks. Additionally, he notified that PTTEP shareholders who were ordinary person could credit dividend tax according to the Revenue Code, Section 47 Bis. as equal to one time of the dividend or 100 percent of the dividend.

2. Mrs. Noparat Thammakurankura inquired about the necessity to split the par value since in the previous Meeting, PTTEP informed that the Company would not split par value in order to protect benefits of minor shareholders.

Mr. Pichai clarified that in theory, the par split would cause no impact. It only increased the number shares and reduced the share price. At present, number of minor shareholders tended to decrease owing to the high share price. If the share price reduced, minor shareholders could invest more.

The Chairman asked the Meeting if there was any question or comment. When there was no query, the Chairman declared the pre-votes, which were: agreed 554,746,304 votes; no disagreed vote; and abstained 3,241,600 votes. The resolution of this agenda item required not less than three-fourths of the total number of votes cast by the shareholders present and entitled to vote. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 8 and raised hands so that staff could collect the tickets.

- 18 - / There was no ...

There was no ticket submitted, the Chairman announced the resolution results of the agenda item 7 to the meeting as appeared on the meeting screen. The resolution comprised agreed 554,746,304 votes or 99.42%; no disagreed vote; and abstained 4,811,600 votes or 0.86%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share.

Agenda Item 9 To consider and approve the amendment--of- the Company's Memorandum of Association Clause 4.

The Chairman asked Mr. Vudhibhandhu Vichairatana, the Chairman of the Corporate Governance Committee to discuss this matter with the meeting participants. Mr. Vudhibhandhu discussed that Shareholders were to amend the Company's Memorandum of Association from:

"Clause 4 : Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 644,400,000 shares (six hundred, forty-four million and four hundred thousand shares) at a par value of Baht 5 (Baht five), comprising common shares 644,400,000 shares (six hundred, forty-four million and four hundred thousand shares) and preference share zero share."

To be as follows:

"Clause 4 : Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) at a par value of Baht 1 (Baht one), comprising common shares 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) and preference share zero share."

The Chairman asked the Meeting if there was any question or comment. When there was no query, the Chairman declared the pre-votes, which were: agreed 552,597,404 votes; no disagreed vote; and abstained 3,498,000 votes. The resolution of this agenda item required not less than three-fourths of the total number of votes cast by the shareholders present and entitled to vote. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 9 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 7 to the meeting as appeared on the meeting screen. There was only one ticket submitted, the ticket which cast different votes. The resolution comprised agreed 570,829,334 votes or 99.05%; no disagreed vote; and abstained 5,473,400 votes or 0.95%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the amendment of the Company's Memorandum of Association Clause 4 to be as follow:

"Clause 4 : Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) at a par value of Baht 1 (Baht one), comprising common shares 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) and preference share – share (-)"

- 20 - / Agenda Item 10 ...

Agenda Item 10 To consider the issuance and offering of 2,800,000 warrant units to purchase the Company's common shares for management and employees for the year 2006.

The Chairman requested Mr. Manu Leopairote, a PTTEP Board to make this proposal to the Meeting. Mr. Manu proposed that The General Shareholders meeting in 2001 on April 30th approved the five-year Employee Stock Ownership Plan (ESOP), which was consecutive five-year project. The main objectives of the project were for the employees to become a part of the company and be related and devoted to their job for the future growth of the company and also to encourage them to remain with the Company as valuable personnel.

In 2006, the company would like the approval of the shareholders for the issuance and offering of 2,800,000 units of warrants to purchase the company's common shares for its management and employees as detailed in attachment 4 of the invitation letter. The exercise price for the 2005 issuance was Baht 456 per share.

However, if all 2,800,000 units of warrants were exercised, the effect upon profit sharing or voting rights of the existing shareholders would decrease by 0.43 per cent from the total amount of 654,989,300 paid-up shares, whereas the percentage of ownership or voting rights of existing shareholders would be 99.57.

Since the Meeting today already approved the split of PTTEP par value, the exercise price of the warrants issued to the Board of Directors, management and employees for the year 2002, 2003, 2004 and 2005 would be adjusted from Baht 111, 117, 183 and 278 to Baht 22.20, 23.40, 36.60 and 55.60 respectively. The new exercise ratio would be 1 warrant unit per 5 common shares

The Chairman asked the Meeting if there was any question or comment. When there was no query, the Chairman declared the pre-votes, which were: agreed 512,925,101 votes; disagreed 15,072,890 votes; and abstained 4,203,100 votes. The resolution of this agenda item requires not less than three-fourths of the total number of votes cast by the shareholders present and entitled to vote. Furthermore, there should be no objection of more than 10 percent of the voting rights present at the meeting. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 10 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 7 to the meeting as appeared on the meeting screen. There were 2 tickets submitted, one was abstention and the other was the ticket which cast different votes. The resolution comprised agreed 531,078,531 votes or 92.15%; disagreed 30,329,520 votes or 5.26%; and abstained 14,894,683 votes or 2.58%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the issuance and offer of 2,800,000 warrant units to purchase the Company's common shares to management and employees of the Company in year 2006. Whereas the objection votes were less than 10 percent of the total voting rights.

- 21- / Agenda Item 11 ...

Agenda Item 11 · To consider the allotment of 2,800,000 shares reserved for the exercise of the right under the warrants issued to management and employees for the year 2006.

The Chairman clarified that the Meeting had approved the Agenda Item 10; therefore, Shareholders were to approve the allotment of the 2,800,000 shares for the exercise of the right under the warrants issued to management and employees for the year 2006. Upon the General Shareholders' Meeting approval of the split of par value, the number of shares reserved for the exercise of the right under the warrants would be 14,000,000 shares. The resolution of this agenda item required not less than three-fourths of the total number of votes cast by the shareholders present and entitled to vote, whereas, there should be no objection of more than 10 percent of the voting rights present in the meeting.

The Chairman asked the Meeting if there was any question or comment. When there was no query, the Chairman declared the pre-votes, which were: agreed 511,675,201 votes; disagreed 16,322,790 votes; and abstained 4,040,700 votes. The resolution of this agenda item requires not less than three-fourths of the total number of votes cast by the shareholders present and entitled to vote. Furthermore, there should be no objection of more than 10 percent of the voting rights present at the meeting. The Chairman asked shareholders who had voting tickets to vote in the ticket that specified agenda item 11 and raised hands so that staff could collect the tickets.

After the witnesses finished with the vote calculation, the Chairman announced the resolution results of the agenda item 7 to the meeting as appeared on the meeting screen. There were 3 tickets submitted, two were disagreed and the last one was the ticket which cast different votes. The resolution comprised agreed 529,989,531 votes or 91.96%; disagreed 31,579,420 votes or 5.48%; and abstained 14,732,583 votes or 2.56%. Therefore, the Chairman concluded as follows:

Resolution: The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the allotment of 2,800,000 shares reserved for the exercise of the right under the warrants issued to management and employees for the year 2006. Whereas the objection votes were less than 10 percent of the total voting rights.

The Chairman informed the Meeting that all the agenda items as listed in the invitation letter and sent to shareholders had been covered and asked whether there were any other questions or opinions. There were 2 shareholders raise questions as follows:

1. Mr. Kitti Kasiwittayanan asked how the Company set up risk management to cope with the politic disruption that might occur in the countries that PTTEP had invested in, such as, Iran, in case there was a war with the United States of America.

Mr. Maroot informed that PTTEP had risk mitigation measures designed for new investment as part of the screening process – taking into account petroleum potential, operating risk, conditions and clarity of benefit allocation, even tax adherence. For foreign investment, the Company would also study the United Nations Sanction policy along with political stability to assess the project commitment. However, key investment of PTTEP would focus on Thailand.

2. Mr. Boonsom Kesapradit inquired about the increased CG rating result in 2005, which had been shown on screen before the Meeting started, increased or decreased in which topic. What was the work plan concerning CG of the Company in 2006?

Mr. Maroot, the President requested Mr. Theerasak Tancharoenlarp, Corporate Secretary to clarify to the Meeting. Mr. Theerasak clarified that from 4 topics of CG assessment according to TRIS criteria, PTTEP's result increased in 3 areas, which were: Shareholders Rights; Components and Roles of Board of Directors and Management; and Disclosure. The only area that the result decreased was CG Culture.

Mr. Maroot added that the Company would emphasize the improvement of internal working process and implemented check & balance system. Meanwhile, for stakeholders, PTTEP would uphold the equilibrium and fairness of all parties concerned.

When there was no further question, the Chairman asked Miss Pimsuda Sirichote, Assistant, Corporate Secretary, to inform the Meeting about the application of the Sirikit Oil Filed Visit at Kamphaengphet Province. Miss Pimsuda notified that at the closing time at 15.30 hours today, there were altogether 73 applicants for group 1 and 70 applicants for group 2; therefore, all applicants can join this project. PTTEP would contact each applicant directly at the phone number as specified in the application form. However, there were more interested shareholders applied so the Company would accept more applicants on the Meeting day only. In case the applications were over 75 persons for any group, the Company would draw from an additional list.

There was no question and comment from the Meeting, the Chairman thanked the volunteered shareholders and requested Mr. Wisudhi Srisuphan, and Mr. Pala Sookawesh, Directors of the Board, to present souvenirs to both volunteers. Afterwards, the Chairman thanked the shareholders and the proxies for their participation as well as the auditors for their standby support. The Corporate Secretary requested that the shareholders fill in the Evaluation Form of the Quality of the Shareholders' Meeting and submit them to the staff before leaving. The Meeting was then adjourned.

Closing of the Meeting: 18.05 hrs.

Recorded by: Mrs. Walaiporn Motte

Certified true and corrected by: Mr. Theerasak Tancharoenlarp

Cherdpong Siriwit

Cherdpong Siriwit
Chairman

Maroot Mrigadat

Maroot Mrigadat
President

แบบ บมจ. 001

RECEIVED

2006 APR 24 A 7:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

รับจดทะเบียนเมื่อ 12 เม.ย. 2549

หน้า 1 ของจำนวน 1 หน้า

เอกสารประกอบคำขอที่ 75490412-61

หนังสือบริคณห์สนธิ

ของ

บริษัท บตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

ที่...... (รวม 1 แผ่น)
สำเนาถูกต้องตรงกับฉบับที่กรมพัฒนาธุรกิจการค้า
ได้รับไว้เมื่อ 12 เม.ย. 2549
ออกให้ ณ วันที่ 12 เม.ย. 2549
นางนิลาวรรณ กองเอื้อชัยพงษ์
นายทะเบียน

หนังสือบริคณห์สนธิของบริษัท มีรายการดังต่อไปนี้

ข้อ 1. ชื่อบริษัท "บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)"
และมีชื่อเป็นภาษาอังกฤษว่า PTT Exploration and Production PUBLIC COMPANY LIMITED"

ข้อ 2. บริษัทมีความประสงค์ที่จะเสนอขายหุ้นต่อประชาชน

ข้อ 3. วัตถุประสงค์ของบริษัท มีจำนวน 17 ข้อ รายละเอียดตามแบบ บมจ.002 ที่แนบ

ข้อ 4. ทุนจดทะเบียน จำนวน 3,322,000,000 บาท (สามพันสามร้อยยี่สิบสองล้านบาท)
แบ่งออกเป็น 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น)
มูลค่าหุ้นละ 1 บาท (หนึ่งบาท)
โดยแยกออกเป็น
หุ้นสามัญ 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น)
หุ้นบุริมสิทธิ - หุ้น (-)

ข้อ 5. ที่ตั้งสำนักงานใหญ่ จะตั้งอยู่ ณ จังหวัด กรุงเทพมหานคร

ข้อ 6. ชื่อ วัน เดือน ปี เกิด สัญชาติ และที่อยู่ของผู้เริ่มจัดตั้งบริษัท จำนวนหุ้นที่แต่ละคนจองไว้ และลายมือชื่อ ดังต่อไปนี้

6.1 จำนวนผู้เริ่มจัดตั้งมี - คน จองหุ้นที่ชำระค่าหุ้นเป็นตัวเงินไว้ - หุ้น
คิดเป็นร้อยละ - ของทุนจดทะเบียน

(ลงลายมือชื่อ) ______ ผู้ขอจดทะเบียน
(นายมารุต มฤคทัต)

รับรองสำเนาถูกต้อง

พรทิพา ขันธวิไชย
ผู้ช่วยเลขานุการบริษัท

ที่ สจก.000647

กรมพัฒนาธุรกิจการค้า กระทรวงพาณิชย์

หนังสือรับรอง

ขอรับรองว่าบริษัทนี้ ได้จดทะเบียน เป็นนิติบุคคลตามกฎหมายว่าด้วยบริษัทมหาชนจำกัด เมื่อวันที่ 30 ตุลาคม 2535 ทะเบียนเลขที่ 0107535000206 (เดิมเลขที่ บมจ.53) ปรากฏข้อความในรายการตามเอกสารทะเบียน ณ วันออกหนังสือนี้ ดังนี้

1. ชื่อบริษัท บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
2. กรรมการของบริษัทมี 15 คน ตามรายชื่อดังต่อไปนี้

1.นายจุลสิงห์ วสันตสิงห์	2.นายทองฉัตร หงศ์ลดารมภ์
3.พลเอกเลิศรัตน์ รัตนวานิช	4.นายพละ สุขเวช
5.นายมนู เลียวไพโรจน์	6.นายพิชัย ชุณหวชิร
7.นายไกรฤทธิ์ นิลคูหา	8.นายวุฒิพันธุ์ วิชัยรัตน์
9.นายประเสริฐ บุญสัมพันธ์	10.นายประสิทธิ์ โฆวิไลกูล
11.นายเชิดพงษ์ สิริวิชช์	12.นายวิสุทธิ์ ศรีพรรณ
13.นายจิตรพงษ์ กว้างสุขสถิตย์	14.นายชาญชัย มุสิกนิศากร
15.นายมารุต มฤคทัต/	

3. ชื่อและจำนวนกรรมการซึ่งมีอำนาจลงลายมือชื่อแทนบริษัทคือ นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่ ลงลายมือชื่อ/

   ข้อจำกัดอำนาจของกรรมการ ไม่มี/

4. ทุน ทุนจดทะเบียน 3,322,000,000.00 บาท /

   (สามพันสามร้อยยี่สิบสองล้านบาทถ้วน)

   ทุนชำระแล้วเป็นเงิน 3,274,946,500.00 บาท /

   (สามพันสองร้อยเจ็ดสิบสี่ล้านเก้าแสนสี่หมื่นหกพันห้าร้อยบาทถ้วน)

5. สำนักงานแห่งใหญ่ ตั้งอยู่เลขที่ 555 หมู่ที่ 1 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร/

6. วัตถุที่ประสงค์ของบริษัทมหาชน จำกัดมี 17 ข้อ ดังปรากฏในสำเนาเอกสารแนบท้ายหนังสือรับรองนี้ จำนวน 5 แผ่น โดยมีลายมือชื่อนายทะเบียนซึ่งรับรองเอกสารและประทับตรากรมพัฒนาธุรกิจการค้าเป็นสำคัญ

รับรองสำเนาถูกต้อง

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

ที่ สจก.000647

กรมพัฒนาธุรกิจการค้า กระทรวงพาณิชย์

หนังสือรับรอง

ออกให้ ณ วันที่ 12 เดือน เมษายน พ.ศ. 2549

(นางนิสุวรรณ กอมเกื้อชัยพงษ์)

นายทะเบียน

ข้อควรทราบ

1. บริษัทนี้เดิมชื่อ บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด
ทะเบียนเลขที่ 2151/2528 ได้จดทะเบียนแปรสภาพเป็นบริษัทมหาชนจำกัด
เมื่อวันที่ 30 ตุลาคม 2535/

2. นิติบุคคลนี้ได้ส่งงบการเงินปี 2547

3. หนังสือนี้รับรองเฉพาะข้อความที่ห้าง/บริษัทได้นำมาจดทะเบียนไว้เพื่อผลทางกฎหมายเท่านั้น
ข้อเท็จจริงเป็นสิ่งที่ควรหาไว้พิจารณาฐานะ

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พิมพ์เมื่อ พงศ์ทิพย์ ชินชัวไชย

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สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

นางนิลาวรรณ กอบเกื้อชัยพงษ์

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ข้อ ๔. วัตถุประสงค์ของบริษัท มีจำนวน ....17....ข้อ ดังต่อไปนี้

/(ต)/ ....

(1) ประกอบธุรกิจปิโตรเลียม อันหมายความรวมถึง การสำรวจ พัฒนา ผลิต จัดหา กลั่น สกัด แปรสภาพ สะสม สำรอง เก็บรักษา นำเข้า ส่งออก ขนส่ง ซื้อ ขาย และจำหน่ายปิโตรเลียม ซึ่งหมายความรวมถึง

ก. น้ำมันดิบ (รวมทั้งน้ำมันแร่ดิบ แอสฟัลท์ โอโซ เคอไรท์ ไฮโดรคาร์บอนและบิทูเมนทุกชนิดที่เกิดขึ้นโดยธรรมชาติ ไม่ว่าในสภาพของแข็ง ของหนืด หรือของเหลว และให้หมายความรวมถึงก๊าซธรรมชาติเหลวด้วย)

ข. ก๊าซธรรมชาติ (รวมทั้งไฮโดรคาร์บอนที่มีสภาพเป็นก๊าซทุกชนิด ไม่ว่าชื้นหรือแห้งที่ผลิตได้จากหลุมน้ำมัน หรือหลุมก๊าซ และให้หมายความรวมถึงก๊าซที่เหลือจากการแยกไฮโดรคาร์บอนในสภาพของเหลวหรือสารพลอยได้ออกจากก๊าซชื้นด้วย)

ค. ก๊าซธรรมชาติเหลว (รวมทั้งไฮโดรคาร์บอนที่มีสภาพเป็นของเหลวหรือที่มีความดันไอสูง ซึ่งผลิตขึ้นมาได้พร้อมกับก๊าซธรรมชาติ หรือได้มาจากการแยกออกจากก๊าซธรรมชาติ)

ง. สารพลอยได้ (รวมทั้งก๊าซฮีเลียม คาร์บอนไดออกไซด์ กำมะถัน และสารอื่นที่ได้จากการผลิตปิโตรเลียม)

จ. สารประกอบไฮโดรคาร์บอนอื่น ๆ ที่เกิดขึ้นโดยธรรมชาติ และอยู่ในสภาพอิสระไม่ว่าจะมีลักษณะเป็นของแข็ง ของหนืด ของเหลว หรือก๊าซ

ฉ. บรรดาไฮโดรคาร์บอนหนักที่อาจนำขึ้นจากแหล่งโดยตรง โดยใช้กรรมวิธีทางฟิสิกส์หรือกรรมวิธีทางเคมี

ช. ถ่านหิน หินน้ำมัน หรือหินอื่นที่สามารถมากลั่น สกัด แปรสภาพ เพื่อแยกเอาปิโตรเลียมด้วยการใช้กรรมวิธีทางฟิสิกส์ หรือกรรมวิธีทางเคมี รวมทั้งน้ำมันปิโตรเลียมทุกลักษณะ

(2) ประกอบธุรกิจใด ๆ หรือซื้อ หรือจัดหาให้ได้มาไม่ว่าด้วยวิธีใด ซึ่งสินค้าหรือทรัพย์สินทุกประเภท หรือขาย หรือจำหน่ายไปไม่ว่าด้วยวิธีใด ซึ่งสินค้าหรือทรัพย์สินทุกประเภท ว่าจ้างหรือรับจ้างประกอบธุรกิจใด ๆ ที่เกี่ยวกับ เกี่ยวเนื่อง ต่อเนื่อง ใกล้เคียง จำเป็น หรือเป็นประโยชน์แก่การประกอบธุรกิจตาม (1) รวมทั้งว่าจ้างหรือรับจ้างประกอบธุรกิจปิโตรเลียม

บริษัท.......ปตท.สำรวจและผลิตปิโตรเลียม.......จำกัด (มหาชน)

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มงจ. 53
นางนิลาวรรณ กอบเกื้อชัยพงษ์
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(3) เพื่อดำเนินการตามวัตถุประสงค์ใน (1) และ (2) ทำการซื้อ จัดหา ยืม รับโอน รับฝาก เช่า เช่าซื้อ รับ รับจำนำ ประกอบชิ้นส่วน ติดตั้ง ก่อตั้ง สร้าง ซ่อม เปลี่ยนแปลงแบบ ปรับปรุงให้ดีขึ้น ตกแต่งรักษา ส่งเสริม ประกอบ พัฒนา จัดการ ดำเนินการ ยึดถือเป็นเจ้าของ ควบคุมหรือกระทำให้ได้มาด้วยประการใด ๆ และขาย ขายฝาก ให้ยืม โอน ฝาก ให้เช่า ให้เช่าซื้อ แลกเปลี่ยน ให้ จำนอง จำนำ หรือก่อภาระผูกพัน หรือจำหน่ายไปด้วยประการใด ๆ ซึ่งกรณีเช่นว่า

ก. แหล่งปิโตรเลียม แปลงสำรวจ พื้นที่ผลิต โรงงานก๊าซ โรงงานอุตสาหกรรม โรงผลิตพลังงาน โรงซ่อม โรงเก็บสินค้า หรือวัสดุอุปกรณ์ต่าง ๆ โรงงานอื่น ๆ ห้องทดลอง ท่อขนส่งปิโตรเลียม สถานีสูบน้ำมัน ถังเก็บปิโตรเลียม

ข. ที่ดิน อาคารสำนักงาน สิ่งก่อสร้าง หรือสิ่งปลูกสร้างอื่น ๆ

ค. ถนน ทางรถไฟ รถจักร รถตู้บรรทุก รถตู้น้ำมันและอุปกรณ์เคลื่อนที่อื่น ๆ อุปกรณ์รถไฟ อู่รถ อุปกรณ์รถยนต์และการใช้รถยนต์เดินทาง เครื่องบินและอุปกรณ์เครื่องบิน

ง. โทรศัพท์และอุปกรณ์ โทรเลข สายส่ง เครื่องสื่อสารโทรคมนาคม วิทยุโทรเลข

จ. การประปา อ่างเก็บน้ำ เขื่อน คลอง ทางน้ำ

ฉ. สะพาน ท่าเรือ อู่เรือ เรือกลไฟ เรือบรรทุกน้ำมัน เรือจูง เรือท้องแบน เรืออื่น ๆ และอุปกรณ์การเดินเรือ

ช. กระแสไฟฟ้า ไอน้ำ และน้ำทุกประเภทนอกจากการประปา และพลังงานทุกประเภทในทุกรูปแบบ

ซ. เครื่องจักรกลทุกชนิด เครื่องมือ เครื่องใช้ ของใช้ และของอื่น ๆ

ฌ. สิทธิ หรือทรัพย์สิทธิใด ๆ และทรัพย์สินใด ๆ

(4) ประกอบกิจการตัวแทน นายหน้า ตัวแทนค้าต่าง ในกิจการค้าและธุรกิจทุกประเภท เว้นแต่ธุรกิจประกันภัย การหาสมาชิกให้สมาคมและการค้าหลักทรัพย์

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/ทำ/..

(5) เพื่อลงทุนเข้าหุ้นในกิจการค้าใด ๆ ไม่ว่าโดยวิธีใด ซึ่งมีวัตถุประสงค์และกิจการที่ตรงกันหรือคล้ายคลึงกัน หรือเกี่ยวข้อง หรือสืบเนื่องกันกับวัตถุประสงค์ของบริษัทนี้ หรือลงทุนในหลักทรัพย์หรือหลักประกันอื่น หรือเข้าร่วมกิจการกับบุคคลอื่น หรือรับบุคคลอื่นเข้าร่วมกิจการด้วย หรือถือหุ้นในบริษัทจำกัด หรือบริษัทมหาชนจำกัด

(6) กู้ยืมและให้ยืมเงิน เบิกเงินเกินบัญชีจากธนาคาร นิติบุคคล และหรือสถาบันการเงินอื่น การให้หรือรับเครดิตด้วยวิธีการอื่น ทั้งภายในและภายนอกประเทศ รวมทั้งการดำเนินการดังกล่าวเพื่อสวัสดิการของพนักงานของบริษัท โดยจะมีหลักประกันหรือไม่ก็ตาม และการรับ ออก โอน และสลักหลังตั๋วเงิน หรือตราสารที่เปลี่ยนมือได้อย่างอื่น และทำการค้ำประกัน หรือให้ประกันแก่บุคคลใด ๆ และการค้ำประกันให้แก่รัฐบาลเกี่ยวกับธุรกิจของบริษัท

(7) ทำการจัดตั้งสำนักงานสาขา หรือแต่งตั้งตัวแทน นายหน้า ตัวแทนค้าต่าง

(8) ทำการติดต่อ เจรจา ค้ำประกัน ทำสัญญาใด ๆ กับรัฐบาล ส่วนราชการ หน่วยงานของรัฐบาล เทศบาล องค์การ รัฐวิสาหกิจ เจ้าพนักงาน เจ้าหน้าที่ หรือบุคคลใด ๆ เพื่อขอ รับ จดทะเบียน ซื้อ เช่า ยึดถือเป็นเจ้าของ หรือกระทำให้ได้มาโดยวิธีอื่น และให้ใช้ประโยชน์ หรือจำหน่ายไปโดยวิธีใด ๆ ทั้งภายใน และภายนอกประเทศ ซึ่งสิทธิในการขนส่ง Franchise เอกสิทธิ ลิขสิทธิ์ สิทธิบัตร อุตสาหกรรมสมบัติ บัตรส่งเสริมการลงทุน สัมปทาน ประทานบัตร อาชญาบัตร ใบอนุญาต เงินช่วย สิทธิในเครื่องหมายการค้า อุตสาหกรรม ชื่อการค้า ตราการค้า ฉลาก ข้อตกลง หรือกรรมสิทธิ์ใด ๆ สิทธิอื่น ๆ หรือผลประโยชน์ใด ๆ ที่จำเป็นและเป็นประโยชน์ในการดำเนินธุรกิจของบริษัท

(9) ประกอบกิจการซื้อขาย แลกเปลี่ยนเงินตราต่างประเทศทุกสกุล

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พรทิพา

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นายทะเบียน

(10) ประกอบกิจการค้ำประกันคนต่างด้าว ซึ่งเดินทางเข้ามาในราชอาณาจักร หรือเดินทางออกไปนอกราชอาณาจักรตามกฎหมายว่าด้วยคนเข้าเมือง กฎหมายว่าด้วยภาษีอากร และกฎหมายอื่น ๆ

(11) ดำเนินการค้นคว้า วิจัย รวบรวมข้อมูลเกี่ยวกับกิจการทางด้านพลังงาน อุตสาหกรรม เกษตรกรรม และพาณิชยกรรม เพื่อวัตถุประสงค์ในการดำเนินกิจการของบริษัท

(12) ประกอบกิจการรับเป็นที่ปรึกษาและให้คำแนะนำเกี่ยวกับธุรกิจใด ๆ และปัญหาทางด้านการบริหารงานอุตสาหกรรม พาณิชยกรรม รวมทั้งปัญหาการผลิต การตลาดและเทคนิคเกี่ยวกับอุตสาหกรรมต่าง ๆ ยกเว้นที่ปรึกษาการลงทุน

(13) ประกอบกิจการรับ จัด เก็บ รวบรวม จัดทำ จัดพิมพ์ เผยแพร่สถิติและข้อมูลเกี่ยวกับการอุตสาหกรรม และพาณิชยกรรม การเงิน และการธนาคาร รวมทั้งการวิเคราะห์และประเมินผลเกี่ยวกับการดำเนินกิจการดังกล่าว

(14) ประกอบกิจการการประมูล ซื้อหรือขายสินค้าตามวัตถุประสงค์กับบุคคล คณะบุคคล นิติบุคคล รัฐบาล ส่วนราชการ และองค์การของรัฐ

(15) ถือกรรมสิทธิ์ มีสิทธิครอบครอง หรือมีทรัพยสิทธิต่าง ๆ สร้าง ซื้อ ขาย ขายฝาก จำหน่าย รับ ให้ เช่า ให้เช่า เช่าซื้อ ให้เช่าซื้อ ยืม ให้ยืม จำนำ รับจำนำ จำนอง แลกเปลี่ยน โอน รับโอน ฝาก รับฝาก รับขน ปรับปรุง ก่อให้เกิดภาระติดพัน ดำเนินการใด ๆ เกี่ยวกับทรัพย์สิน รวมทั้งการจัดหามาหรือจำหน่ายไปโดยวิธีใด ๆ เกี่ยวกับทรัพย์สิน และว่าจ้างหรือรับจ้างประกอบธุรกิจหรือดำเนินการใด ๆ ทุกประเภท

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พิมพ์เมื่อ เวลา 12:05 น.

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ผู้ช่วยเลขานุการบริษัท

[redacted]

/////.. นางนิลาวรรณ ก้อนเกื้อชัยพงษ์

นายทะเบียน

(16) ประกอบธุรกิจและประกอบกิจการค้าหรือดำเนินการตามวัตถุประสงค์ของบริษัททุกประการ ได้ทั้งภายในประเทศและภายนอกประเทศ

(17) บริษัทมีสิทธิออกหุ้นในราคาสูงกว่ามูลค่าที่กำหนดไว้ได้ และบริษัทมีความประสงค์ที่จะเสนอขายหุ้นต่อประชาชน โดยผู้ถือหุ้นมีความรับผิดจำกัดไม่เกินจำนวนเงินค่าหุ้นที่ต้องชำระ

[redacted]

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ผู้ช่วยเลขานุการบริษัท

กรมพัฒนาธุรกิจการค้า
กระทรวงพาณิชย์

ใบเสร็จรับเงิน

เล่มที่ 47552
เลขที่ 4755157
วันที่ 12/04/2549
เลขที่คำขอ 75490412-61
เลขที่ใบสั่ง 8250/2549

ที่ทำการ กรมพัฒนาธุรกิจการค้า
ได้รับเงินจาก บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

รายการค่าธรรมเนียม	จำนวนเงิน
1. กรรมการเข้า/ออก 2. แก้ไขบริคณห์สนธิข้อ4(เพิ่มทุน/ลดทุน) 3. อื่น ๆ	
หกร้อยบาทถ้วน	600.00

0107535000206 00047552/04755157
TANEE
(โปรดเก็บใบเสร็จรับเงินนี้ไว้เป็นหลักฐานแสดงต่อเจ้าหน้าที่เมื่อมาติดต่อ)

ผู้รับเงิน น.ส.อารีรัตน์ กิตติธนากร (ส่วนกลาง)
ตำแหน่ง เจ้าหน้าที่การเงิน

กรมพัฒนาธุรกิจการค้า
กระทรวงพาณิชย์

ใบเสร็จรับเงิน

เล่มที่ 47552
เลขที่ 4755158
วันที่ 12/04/2549
เลขที่คำขอ 14445
เลขที่ใบสั่ง

ที่ทำการ กรมพัฒนาธุรกิจการค้า
ได้รับเงินจาก บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

รายการค่าธรรมเนียม	จำนวนเงิน
1. หนังสือรับรอง 2. สำเนา	
หนึ่งร้อยห้าสิบบาทถ้วน	150.00

รับรองสำเนาถูกต้อง
พรทิพา ชินธุวิไชย
ผู้ช่วยเลขานุการบริษัท

0107535000206 00047552/04755158
(โปรดเก็บใบเสร็จรับเงินนี้ไว้เป็นหลักฐานแสดงต่อเจ้าหน้าที่เมื่อมาติดต่อ)

ผู้รับเงิน น.ส.อารีรัตน์ กิตติธนากร (ส่วนกลาง)
ตำแหน่ง เจ้าหน้าที่การเงิน

หนังสือมอบอำนาจ

ที่ 150/17/2549/738

ทำที่ บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

วันที่ 9 มกราคม 2549

บริษัท ปตท. สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) หรือ ปตท.สผ., บริษัท ปตท.สผ. อินเตอร์เนชั่นแนล จำกัด, บริษัท ปตท.สผ. (ประเทศไทย) จำกัด, บริษัท ปตท.สผ. สยาม จำกัด, บริษัท พีทีทีอีพี เซอร์วิสเซส จำกัด และ บริษัท ออเร้นจ์ เอ็นเนอร์ยี่ จำกัด แต่ละบริษัท ซึ่งต่อไปในหนังสือมอบอำนาจฉบับนี้จะเรียกว่า "บริษัท" โดย นายมารุต มฤคทัต กรรมการผู้มีอำนาจทำการแทนบริษัท มอบอำนาจให้ นายธีรศักดิ์ ตันเจริญลาภ ผู้จัดการอาวุโสสำนักเลขานุการบริษัท เป็นผู้มีอำนาจลงนามรับรองเอกสารใด ๆ หรือข้อมูลต่าง ๆ ของบริษัทแทนบริษัทได้ รวมถึงและไม่จำกัดเพียงหนังสือรับรอง, หนังสือบริคณห์สนธิ, ข้อบังคับบริษัท และเอกสารอื่น ๆ ที่เกี่ยวข้องของบริษัท และให้มีอำนาจตั้งพนักงานที่เกี่ยวข้องเป็นผู้รับมอบอำนาจช่วงเพื่อดำเนินการแทนได้ด้วย

ทั้งนี้ เป็นการยกเลิกหนังสือมอบอำนาจที่ 78/2548/607 ลงวันที่ 27 พฤษภาคม 2548 และให้หนังสือมอบอำนาจฉบับใหม่นี้มีผลมอบอำนาจถึงวันที่ 31 ธันวาคม 2550

เพื่อเป็นหลักฐานในการนี้ บริษัท ผู้รับมอบอำนาจ และพยาน จึงได้ลงชื่อไว้เป็นสำคัญ ดังนี้

ลงชื่อ ______________________ บริษัท

(นายมารุต มฤคทัต)

กรรมการผู้มีอำนาจทำการแทนบริษัท

ลงชื่อ ______________________ ผู้รับมอบอำนาจ

(นายธีรศักดิ์ ตันเจริญลาภ)

ผู้จัดการอาวุโสสำนักเลขานุการบริษัท

รับรองสำเนาถูกต้อง

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

ลงชื่อ ______________________ พยาน

(นางสาวพรทิพา ขันธวิไชย)

ผู้ช่วยเลขานุการบริษัท

อากรแสตมป์ ๒๐ บาท

หนังสือมอบอำนาจ

ที่ 150/20/2549/741

ทำที่ บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

วันที่ 9 มกราคม 2549

โดยหนังสือฉบับนี้ ข้าพเจ้า นายธีรศักดิ์ ตันเจริญลาภ ผู้จัดการอาวุโส สำนักเลขานุการบริษัท ผู้รับมอบอำนาจจาก บริษัท ปตท. สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน), บริษัท ปตท.สผ. อินเตอร์เนชั่นแนล จำกัด, บริษัท ปตท.สผ. (ประเทศไทย) จำกัด, บริษัท ปตท.สผ. สยาม จำกัด, บริษัท พีทีทีอีพี เซอร์วิสเซส จำกัด และ บริษัท ออเร้นจ์ เอ็นเนอร์ยี่ จำกัด แต่ละบริษัท ซึ่งต่อไปในหนังสือมอบอำนาจฉบับนี้จะเรียกว่า "บริษัท" ตามหนังสือมอบอำนาจเลขที่ 150/17/2549/738 ลงวันที่ 9 มกราคม 2549 ได้มอบอำนาจให้ นางวลัยภรณ์ มอตต์ ผู้ช่วยเลขานุการบริษัท หรือ นางสาวพรทิพา ขันธวิไชย ผู้ช่วยเลขานุการบริษัท เป็นผู้มีอำนาจลงนามรับรองเอกสารใด ๆ หรือข้อมูลต่าง ๆ ของบริษัทแทนบริษัทได้ รวมถึงและไม่จำกัดเพียงหนังสือรับรอง หนังสือบริคณห์สนธิ ข้อบังคับบริษัท และเอกสารอื่น ๆ ที่เกี่ยวข้องของบริษัท

ทั้งนี้ เป็นการยกเลิกหนังสือมอบอำนาจที่ 151/2548/680 ลงวันที่ 22 กันยายน 2548 และให้หนังสือมอบอำนาจฉบับใหม่นี้มีผลมอบอำนาจถึงวันที่ 31 ธันวาคม 2550

เพื่อเป็นหลักฐานในการนี้ ผู้มอบอำนาจ ผู้รับมอบอำนาจ และพยาน จึงได้ลงชื่อไว้เป็นสำคัญ ดังนี้

ลงชื่อ ______________________ ผู้มอบอำนาจ

(นายธีรศักดิ์ ตันเจริญลาภ)

ผู้จัดการอาวุโส สำนักเลขานุการบริษัท

ลงชื่อ ______________________ ผู้รับมอบอำนาจ

(นางวลัยภรณ์ มอตต์)

ผู้ช่วยเลขานุการบริษัท

รับรองสำเนาถูกต้อง

ลงชื่อ ______________________ ผู้รับมอบอำนาจ

(นางสาวพรทิพา ขันธวิไชย)

ผู้ช่วยเลขานุการบริษัท

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

ลงชื่อ ______________________ พยาน

(นางสาวพิมพ์สุดา ศิริโชติ)

ผู้ช่วยเลขานุการบริษัท

อากรแสตมป์ ๒๐ บาท



1030-3-x09703

เลขหมายประจำตัวของผู้ถือบัตร

3 4108 00025 69 6

ชื่อ น.ส. พรทิพา

ชื่อสกุล ขันธวิไชย

เกิดวันที่ 1 ม.ค. 2505

ศาสนา พุทธ หมู่โลหิต บี

ที่อยู่ 34/153 หมู่ที่ 9 แขวงบางชัน เขตคลองสามวา กรุงเทพมหานคร

21 ก.ค. 2547	31 ธ.ค. 2553	(นายไพโรจน์ แสงภ่วงษ์)
วันออกบัตร	บัตรหมดอายุ	เจ้าพนักงานออกบัตร

บัตรประจำตัวประชาชน

กรมการปกครอง กระทรวงมหาดไทย

จ 3476769 4

รับรองสำเนาถูกต้อง

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

รายงานการประชุมสามัญผู้ถือหุ้นประจำปี 2549
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) หรือ ปตท.สผ.
วันที่ 5 เมษายน 2549 เวลา 15.30 น.
ณ ห้องประชุมใหญ่ ชั้น 2 อาคารสำนักงานใหญ่ ปตท.

บรรยากาศก่อนการเริ่มการประชุม

บริษัทฯ ได้จัดให้ผู้ถือหุ้นได้รับชมข้อมูลจากบนจอในห้องประชุม เกี่ยวกับแนวปฏิบัติที่ดีของผู้ถือหุ้นซึ่งออกโดยตลาดหลักทรัพย์แห่งประเทศไทย เพื่อให้ผู้ถือหุ้นได้รับทราบถึงสิทธิประโยชน์ บทบาทและหน้าที่ของตนในการประชุมฯ และผลการประเมินการกำกับดูแลกิจการที่ดีของ ปตท.สผ. ในปี 2548 เปรียบเทียบกับผลที่บริษัท ไทยเรทติ้ง แอนด์อินฟอร์เมชั่นเซอร์วิส จำกัด (ทริส) เคยประเมินไว้ และได้ชมวีดิทัศน์เกี่ยวกับระบบทางหนีไฟของห้องประชุม

เริ่มการประชุม

ผู้ถือหุ้นมาด้วยตนเองจำนวน 145 คน ผู้รับมอบฉันทะจำนวน 28 คน และมาด้วยตนเองและรับมอบฉันทะด้วยจำนวน 3 คน มาประชุม รวมทั้งสิ้นจำนวน 742 ราย เท่ากับ 594,498,287 หุ้น ที่มีสิทธิออกเสียงลงคะแนน หรือร้อยละ 90.67 ของจำนวนหุ้นทั้งหมด ครบเป็นองค์ประชุมตามข้อบังคับของบริษัทฯ นายเชิดพงษ์ สิริวิชช์ ประธานกรรมการบริษัทฯ ทำหน้าที่ประธานในที่ประชุม จึงได้เปิดการประชุมสามัญผู้ถือหุ้นประจำปี 2549 และได้แนะนำกรรมการที่เข้าร่วมประชุมผู้ถือหุ้นในครั้งนี้ คือ

1.	นายประสิทธิ์	โฆวิไลกูล	กรรมการอิสระ ประธานกรรมการกำหนดค่าตอบแทน และกรรมการตรวจสอบ
2.	นายมนู	เลียวไพโรจน์	กรรมการ
3.	พลเอกเลิศรัตน์	รัตนวานิช	กรรมการอิสระ กรรมการบรรษัทภิบาล และกรรมการสรรหา
4.	นายพิชัย	ชุณหวชิร	กรรมการ และประธานกรรมการบริหารความเสี่ยง
5.	นายวิสุทธิ์	ศรีสุพรรณ	กรรมการ
6.	นายจิตรพงษ์	กว้างสุขสถิตย์	กรรมการ

รับรองสำเนาถูกต้อง
พรทิพา ขันธวิไชย
ผู้ช่วยเลขานุการบริษัท

- 2 - / 7. คุณอนุชา ...

7.	นายอนุชา	สิหนาทกถากุล	กรรมการอิสระ กรรมการตรวจสอบ กรรมการกำหนดค่าตอบแทน และกรรมการบริหารความเสี่ยง
8.	นายมารุต	มฤคทัต	กรรมการผู้จัดการใหญ่ และกรรมการบริหารความเสี่ยง
9.	นายชาญชัย	มุสิกนิศากร	กรรมการอิสระ ประธานกรรมการตรวจสอบ และกรรมการบรรษัทภิบาล
10.	นายประเสริฐ	บุญสัมพันธ์	กรรมการ กรรมการกำหนดค่าตอบแทน และกรรมการสรรหา
11.	นายพละ	สุขเวช	กรรมการ
12.	นายจุลสิงห์	วสันตสิงห์	กรรมการอิสระ และประธานกรรมการสรรหา
13.	นายวุฒิพันธุ์	วิชัยรัตน์	กรรมการอิสระ และประธานกรรมการ บรรษัทภิบาล
14.	นายไกรฤทธิ์	นิลคูหา	กรรมการอิสระ

ซึ่งกรรมการอิสระบางคนได้รับการมอบฉันทะจากผู้ถือหุ้นรายย่อยด้วย และได้ให้นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่กล่าวแนะนำผู้บริหารที่มาร่วมประชุมในครั้งนี้ด้วยได้แก่

1.	นายอัษฎากร	ลิ้มปิติ	รองผู้จัดการใหญ่สายงานกลยุทธ์และพัฒนาศักยภาพ
2.	นายชัชวาล	เอี่ยมศิริ	รองผู้จัดการใหญ่สายงานการเงินและบัญชี
3.	นายสมพร	ว่องวุฒิพรชัย	รองผู้จัดการใหญ่สายงานพัฒนาการผลิต
4.	นายลือชัย	วงศ์สิรสวัสดิ์	รองผู้จัดการใหญ่สายงานทรัพยากรบุคคล และบริการธุรกิจ
5.	นายเฉลิมเกียรติ	ทองเถาว์	รองผู้จัดการใหญ่ โครงการเอส 1

และกรรมการผู้จัดการใหญ่ได้แนะนำ ยังมีนางสาวสุนีย์ ด่านชลวิจิตร เจ้าหน้าที่วิชาการตรวจเงินแผ่นดิน 7 และนางสาวพรรณกนก ศรีสมศักดิ์ เจ้าหน้าที่วิชาการตรวจเงินแผ่นดิน 6 ตัวแทนสำนักงานการตรวจเงินแผ่นดิน ซึ่งเป็นผู้สอบบัญชีของบริษัทฯ ที่มาร่วมชี้แจงในครั้งนี้ด้วย

ก่อนเข้าสู่ระเบียบวาระการประชุม ประธานฯ ได้ชี้แจงหลักเกณฑ์การออกเสียงในการประชุม ซึ่งบริษัทฯ จะให้ผู้ที่หุ้นที่ยังไม่ได้ลงคะแนน ได้ลงคะแนนในห้องประชุมในทุกระเบียบวาระ ในทุกกรณี ทั้งเห็นด้วย ไม่เห็นด้วย หรืองดออกเสียง โดยได้เชิญตัวแทนผู้ถือหุ้น 2 คนมาเป็นกรรมการนับคะแนนที่โต๊ะด้านหน้าในห้องประชุมร่วมกับเจ้าหน้าที่ของบริษัทฯ ด้วย ซึ่งมีผู้ถือหุ้นที่อาสาสมัครและได้แนะนำตนเอง ได้แก่

1.	นายนิติ	สุทธิโรจน์	ผู้ถือหุ้น
2.	นายมนัส	คงรอด	ผู้ถือหุ้น

- 3 -/ และประธานฯ ...

และประธานฯ ให้นางวลัยภรณ์ มอตต์ ผู้ช่วยผู้จัดการ สำนักเลขานุการบริษัท เป็นผู้ชี้แจงรายละเอียดของขั้นตอน ดังนี้

1. ผู้ถือหุ้นรายหนึ่งมีคะแนนเสียงเท่ากับจำนวนหุ้นที่มี

2. ในแต่ละระเบียบวาระ ประธานฯ จะขอให้ผู้ถือหุ้นที่ยังไม่ได้ออกเสียง ซึ่งจะมีบัตรลงคะแนนอยู่ ได้ลงคะแนนในทุกกรณี คือ เห็นด้วย ไม่เห็นด้วย หรืองดออกเสียง และบริษัทฯ จะนับคะแนนเฉพาะบัตรที่ไม่เห็นด้วยหรืองดออกเสียง และถือว่าคะแนนที่เหลือเป็นคะแนนที่เห็นด้วย หากผู้ถือหุ้นลงคะแนนไม่เต็มจำนวน จำนวนเสียงที่เหลือ จะถือว่างดออกเสียง

3. เมื่อผู้ถือหุ้นลงคะแนนในบัตรลงคะแนนแล้ว ขอให้ส่งบัตรให้เจ้าหน้าที่ เพื่อนำไปมอบให้แก่กรรมการนับคะแนนที่ด้านหน้า เพื่อแยกบัตรลงคะแนน ลงชื่อเป็นหลักฐาน และประกาศให้ที่ประชุมทราบ ว่ามีบัตรเห็นด้วยกี่ใบ ไม่เห็นด้วยกี่ใบ และงดออกเสียงกี่ใบ และคะแนนเป็นอย่างไร และเพื่อความโปร่งใส จะได้แสดงจำนวนคะแนนของผู้ถือหุ้นขึ้นที่หน้าจอของห้องประชุมด้วย และในขณะเดียวกัน จะมีการแสดงจำนวนคะแนนเสียงทั้งหมดของระเบียบวาระนั้น ๆ ที่หน้าจอของห้องประชุมด้วย ซึ่งเมื่อรวมคะแนนครบถ้วนแล้ว ประธานฯ จะได้แจ้งสรุปมติของระเบียบวาระนั้น ๆ ตามคะแนนเสียงสุดท้ายต่อไป

4. ในกรณีที่ผู้ถือหุ้นที่มีบัตรลงคะแนน จะไม่อยู่ในห้องประชุมในระหว่างการประชุมระเบียบวาระใด และต้องการรักษาสิทธิในการออกเสียงลงคะแนนของท่านในระเบียบวาระนั้น ๆ ขอให้ลงคะแนนในบัตรลงคะแนนในระเบียบวาระนั้น ๆ และมอบให้กับเจ้าหน้าที่ที่หน้าประตูด้วย เพื่อเจ้าหน้าที่จะได้นำมาใส่ในหีบบัตรลงคะแนนให้ เมื่อถึงระเบียบวาระนั้น ๆ

5. ในทุกระเบียบวาระ ถ้าผู้ถือหุ้นหรือผู้รับมอบฉันทะต้องการเสนอความคิดเห็น หรือเสนอคำถาม ขอให้ยกมือ และเมื่อประธานฯ อนุญาตแล้ว ขอให้แถลงต่อที่ประชุมก่อนด้วยว่า เป็นผู้ถือหุ้นหรือผู้รับมอบฉันทะชื่อใด แล้วจึงเสนอความคิดเห็นหรือคำถามต่อไป

เมื่อแจ้งวิธีการออกเสียงแล้ว ประธานฯ ได้รายงานว่าได้จัดส่งเอกสารที่ใช้ในการประชุมนี้ให้กับผู้ถือหุ้นแล้ว ประกอบด้วย ชุดหนังสือเชิญประชุม ซึ่งมีสำเนารายงานการประชุมครั้งก่อน รวมทั้งข้อมูลกรรมการที่ได้รับการเสนอชื่อ เพื่อเลือกตั้งเข้าดำรงตำแหน่งกรรมการทดแทนกรรมการที่ออกตามวาระ โครงการจัดสรรใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญของ ปตท.สผ. แบบฟอร์มลงทะเบียน และหนังสือมอบฉันทะ ข้อบังคับบริษัทเกี่ยวกับการประชุม แบบตอบรับการเข้าเยี่ยมชมแหล่งน้ำมันสิริกิติ์ และกำหนดการเดินทาง สิทธิประโยชน์ทางภาษีของเงินปันผลของ ปตท.สผ. แผนที่แสดงสถานที่ประชุม และ CD-ROM รายงานประจำปี 2548

รับรองสำเนาถูกต้อง

ประธานฯ รายงานด้วยว่าบริษัทฯ ได้ประกาศบนเว็บไซต์ของบริษัทเชิญให้ผู้ถือหุ้นเสนอเรื่องที่เห็นว่าสำคัญ สมควรจะรวมบรรจุเป็นระเบียบวาระในการประชุมวันนี้ รวมถึงการเสนอชื่อผู้ที่มีคุณสมบัติเหมาะสม และสอดคล้องตามหลักเกณฑ์ของบริษัท เพื่อรับเลือกเป็นกรรมการด้วยระหว่างวันที่ 6 ถึง 15 กุมภาพันธ์ 2549 แต่ปรากฏว่าไม่มีผู้ถือหุ้นเสนอเรื่องใด ๆ มา ดังนั้น จึงได้ดำเนินการประชุมตามระเบียบวาระการประชุม ดังนี้

พรทิพย์ พันธวิไชย
ผู้ช่วยเลขานุการบริษัท

- 4 - / ระเบียบวาระที่ 1 ...

<u>ระเบียบวาระที่ 1 :</u> พิจารณารับรองรายงานการประชุมวิสามัญผู้ถือหุ้นครั้งที่ 1/2548 เมื่อวันที่ 15 ธันวาคม 2548

ประธานฯ แจ้งว่าบริษัทฯ ได้จัดส่งรายงาน ซึ่งมีทั้งหมด 9 หน้า ซึ่งเป็นฉบับเดียวกับที่ได้ส่งให้แก่ผู้ถือหุ้นตามหนังสือลงวันที่ 29 ธันวาคม 2548 รวมทั้งได้นำเผยแพร่ไว้ใน Website ของบริษัทแล้ว โดยเป็นสิ่งที่ส่งมาด้วย 1 ในชุดหนังสือเชิญประชุม จึงขอให้ที่ประชุมซักถามและรับรองรายงานการประชุมนี้

เมื่อไม่มีคำถาม ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้ว ตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 89,153,012 เสียง ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียง 4,811,600 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมทุกกรณี ทั้งเห็นด้วย ไม่เห็นด้วย หรืองดออกเสียง ในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนได้เสร็จสิ้นแล้ว โดยไม่มีบัตรที่ไม่เห็นด้วย มีบัตรที่งดออกเสียง 1 ใบ และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 553,175,004 เสียง คิดเป็นร้อยละ 99.14 ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียงจำนวน 4,812,900 เสียง คิดเป็นร้อยละ 0.86 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>มติที่ประชุม :</u> ที่ประชุมโดยเสียงข้างมากรับรองรายงานการประชุมวิสามัญผู้ถือหุ้นครั้งที่ 1/2548 เมื่อวันที่ 15 ธันวาคม 2548

<u>หมายเหตุ :</u>

นายจักรพันธ์ แซ่ลี่ ผู้ถือหุ้น เสนอว่าการให้ลงคะแนนเพิ่มเติมทุกกรณี ทั้งเห็นด้วย ไม่เห็นด้วย และงดออกเสียง ในบัตรลงคะแนน จะทำให้ที่ประชุมเสียเวลามาก จึงขอเสนอให้มีการลงคะแนนเพิ่มเติมแต่เฉพาะกรณีที่ไม่เห็นด้วย หรืองดออกเสียงก็เพียงพอแล้ว

นายธีรศักดิ์ ตันเจริญลาภ เลขานุการบริษัท ชี้แจงว่าการที่บริษัทฯ ขอให้ลงคะแนนเพิ่มเติมทุกกรณี เนื่องจากเป็นการเปิดโอกาสให้ผู้ถือหุ้นหรือผู้รับมอบฉันทะ ได้ใช้สิทธิออกเสียงได้เต็มที่ และช่วยให้ผู้ที่ต้องการออกเสียงไม่เห็นด้วยหรืองดออกเสียง ไม่ต้องตกเป็นเป้าสายตาของที่ประชุม แต่เมื่อที่ประชุมมีความประสงค์ให้เร่งรัดการประชุมตามที่เสนอ ก็สามารถทำได้

ประธานฯ ได้รอให้ที่ประชุมแสดงความคิดเห็นเพิ่มเติม ซึ่งปรากฏว่าไม่มีความเห็นอื่นใดอีก ประธานฯ จึงแจ้งสรุปต่อที่ประชุมว่า ในระเบียบวาระต่อ ๆ ไป จะขอให้ลงคะแนนเพิ่มเติมในบัตรลงคะแนนเฉพาะกรณีที่ไม่เห็นด้วย หรืองดออกเสียงเท่านั้น ตามความประสงค์ของผู้ถือหุ้นที่มาประชุมในวันนี้

- 5 - / ระเบียบวาระที่ 2 ...

<u>ระเบียบวาระที่ 2 :</u> รับทราบผลการดำเนินงานประจำปี 2548 และแผนงานประจำปี 2549

ประธานฯ ได้ขอให้ นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่รายงานผลการดำเนินงาน ซึ่ง นายมารุต มฤคทัต ได้รายงานว่าผลการดำเนินงานโดยละเอียด ข้อมูลบริษัทฯ และงบการเงินมีอยู่ใน รายงานประจำปี ซึ่งบริษัทฯ ได้ส่งให้ผู้ถือหุ้นแล้ว และบริษัทฯ ใคร่ขออภัยในความผิดพลาดของข้อมูลใน แบบแสดงรายการข้อมูลประจำปี และหน้า 134 ของรายงานประจำปี เกี่ยวกับการแสดงจำนวนหุ้นปี 2547 ของผู้บริหาร 6 ราย ดังแสดงที่หน้าจอของห้องประชุม และแจ้งว่าบริษัทฯ ได้สรุปสาระสำคัญของ ผลการดำเนินงานนำเสนอต่อที่ประชุมในวันนี้ในรูปแบบวีดิทัศน์ ความยาวประมาณ 10 นาที หลังจาก ชมวีดิทัศน์ผลการดำเนินงานจบแล้ว นายมารุตฯ ได้นำเสนอเกี่ยวกับแผนงานประจำปี 2549 ดังต่อไปนี้

1. แผนการดำเนินงาน 5 ปี ของบริษัทตั้งแต่ปี 2549 ถึงปี 2553 จะมีค่าใช้จ่ายเป็น จำนวนเงินประมาณ 231 พันล้านบาท ซึ่งส่วนใหญ่จะเป็นรายจ่ายลงทุน - Capital Expenditure หรือ CAPEX และรายจ่ายดำเนินการ - Operating Expenditure หรือ OPEX ซึ่งได้ปรับปรุงให้สอดคล้องกับ แผนงานล่าสุด โดยปัจจุบัน บริษัทฯ มีโครงการทั้งสิ้น 29 โครงการ แบ่งเป็นโครงการหลักที่อยู่ในระหว่าง การผลิต โครงการที่อยู่ระหว่างการพัฒนาและคาดว่าจะสามารถเริ่มการผลิตในอนาคต และโครงการที่อยู่ ระหว่างการสำรวจ ทั้งนี้ แผน 5 ปี ดังกล่าว ยังไม่รวมการพัฒนาเพื่อการผลิตของโครงการที่อยู่ระหว่าง การสำรวจ ในกรณีที่อาจมีการค้นพบปิโตรเลียมในอนาคต

2. ประมาณการ CAPEX และ OPEX ของปี 2549 มีจำนวนประมาณ 63,000 ล้านบาท โดยงบประมาณส่วนใหญ่มากกว่า 50% จะใช้ในโครงการที่อยู่ในประเทศไทย ได้แก่ โครงการอาทิตย์ โครงการบงกช โครงการเอส 1 และโครงการ B8/32 & 9A สำหรับประมาณการ CAPEX และ OPEX ของ ปี 2549 ถึงปี 2553 มีจำนวนประมาณ 230,600 ล้านบาท ซึ่งส่วนใหญ่มากกว่า 50% จะใช้ในโครงการที่ อยู่ในประเทศไทยเช่นเดียวกัน ได้แก่ โครงการบงกช โครงอาทิตย์ โครงการเอส 1 โครงการพื้นที่คาบเกี่ยว ไทย -มาเลเซีย และโครงการ B8/32 & 9A

3. แผนงานของโครงการต่าง ๆ ของบริษัทฯ มีดังต่อไปนี้

3.1 โครงการบงกช (บริษัทฯ เป็นผู้ดำเนินการ และถือสัดส่วน 44.4%) : มี เป้าหมายของปริมาณการขายก๊าซธรรมชาติเฉลี่ยอยู่ที่ 598 ล้านลูกบาศก์ฟุตต่อวัน

3.2 โครงการ B8/32 และ 9A (บริษัทฯ มีสัดส่วนร่วมทุน 25%) : มีเป้าหมาย ของการขายน้ำมันดิบเฉลี่ยอยู่ที่ประมาณ 53,000 บาร์เรลต่อวัน

3.3 โครงการเอส1 (บริษัทฯ เป็นผู้ดำเนินการ และถือสัดส่วนทั้งหมด) : มี เป้าหมายของการขายน้ำมันดิบเฉลี่ยอยู่ที่ประมาณ 19,000 บาร์เรลต่อวัน

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3.4 โครงการอาทิตย์ (บริษัทฯ เป็นผู้ดำเนินการ โดยถือสัดส่วน 80%) : จะเริ่มการผลิตก๊าซธรรมชาติในอัตรา 330 ล้านลูกบาศก์ฟุตต่อวัน ซึ่งอาจจะล่าช้าจากแผนที่กำหนดไว้ในครึ่งแรกของปี 2550 ไปบ้าง

3.5 โครงการพื้นที่คาบเกี่ยวไทยมาเลเซีย (แปลงบี 17 และ บี 17-01) (บริษัทฯ เป็นผู้ร่วมผู้ดำเนินการกับ Petronas และถือสัดส่วนคนละ 50%) : จะเริ่มการผลิตก๊าซธรรมชาติในอัตราวันละ 270 ล้านลูกบาศก์ฟุต ประมาณกลางปี 2551

3.6 โครงการโอมาน 44 (บริษัทฯ เป็นผู้ดำเนินการ และถือสัดส่วนทั้งหมด) : จะเริ่มการผลิตก๊าซธรรมชาติและคอนเดนเสทได้ในเดือนกรกฎาคมปีนี้ โดยผลิตก๊าซธรรมชาติในอัตรา 50 ล้านลูกบาศก์ฟุตต่อวัน และผลิตคอนเดนเสท 4,000 บาร์เรลต่อวัน

3.7 โครงการพม่า M7&M9 (บริษัทฯ เป็นผู้ดำเนินการ และถือสัดส่วนทั้งหมด) : มีแผนดำเนินการขุดเจาะหลุมสำรวจจำนวน 6 หลุม เพื่อพิสูจน์หาศักยภาพของแหล่งปิโตรเลียม

3.8 โครงการเวียดนาม 9-2 (บริษัทถือสัดส่วน 25%) : มีแผนการขุดเจาะหลุม Sidetrack จำนวน 1 หลุม

3.9 โครงการเวียดนาม 16-1 (บริษัทถือสัดส่วน 28.5%) : มีแผนดำเนินการเจาะหลุมสำรวจ 4 หลุม และหลุมประเมินรวม 1 หลุม จากความสำเร็จในการค้นพบปิโตรเลียม บริษัทฯ จึงมีแผนที่จะพัฒนาเชิงพาณิชย์ในปลายปี 2550

3.10 โครงการอัลจีเรีย 433เอ และ416บี (บริษัทถือสัดส่วน 35%) : อยู่ในช่วงสำรวจระยะที่ 2 มีการสำรวจคลื่นไหวสะเทือนแบบ 3 มิติ มีแผนการเจาะหลุมสำรวจ 1 หลุม และหลุมประเมินจำนวน 1 หลุม

3.11 โครงการพื้นที่คาบเกี่ยวไทยกัมพูชา : ขณะนี้ยังไม่สามารถดำเนินการใด ๆ ได้ ต้องรอผลการเจรจาตกลงระหว่างรัฐบาลไทยและรัฐบาลกัมพูชาก่อน

4. บริษัทฯ ได้แบ่งเขตพื้นที่บนแผ่นที่โลกเป็น 2 สี คือสีชมพูเป็นสีของประเทศที่สนใจรวมถึงโครงการต่าง ๆ ที่ ปตท.สผ. ได้เข้าไปลงทุนแล้ว สำหรับสีเขียวเป็นพื้นที่ที่น่าศึกษา เนื่องจากมีศักยภาพทางปิโตรเลียม

5. แผนงานของบริษัทฯ ในปี 2549 สามารถสรุปได้ดังนี้

5.1 ตั้งเป้าหมายปริมาณการขายอยู่ที่ 179,000 บาร์เรลเทียบเท่าน้ำมันดิบ เพิ่มขึ้น 16% จากปี 2548

- 7 - / 5.2 เน้นด้านการ ...

5.2 เน้นด้านการสำรวจขุดเจาะ เพื่อหาปริมาณสำรองปิโตรเลียมเพิ่มเติม โดยเฉพาะอย่างยิ่งโครงการในประเทศพม่า เวียดนาม และ อัลจีเรีย

5.3 รักษาระดับการผลิตของโครงการบงกช และโครงการเอส 1

5.4 แสวงหาโอกาสลงทุนในโครงการใหม่ ๆ ทั้งในประเทศไทย และต่างประเทศ เช่น ในเอเชียตะวันออกเฉียงใต้ ตะวันออกกลาง และในแอฟริกา

5.5 รักษาสถานะความมั่นคงทางด้านการเงิน

ประธานฯ ได้เปิดโอกาสให้ผู้ถือหุ้นสอบถามรายละเอียด ซึ่งมีคำถามและคำตอบดังต่อไปนี้

1. นายปราโมทย์ ลิบรัตนสกุล ผู้ถือหุ้นสอบถามเกี่ยวกับ 3 เรื่อง ดังนี้

1.1 โครงการเอ็นเนอร์ยี่ คอมเพล็กซ์

นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่ชี้แจงว่า บริษัทฯ มีการขยายธุรกิจอย่างมาก ทำให้มีจำนวนพนักงานเพิ่มขึ้นตามด้วย ซึ่งสถานที่ทำงานในปัจจุบันไม่เพียงพอ จึงต้องมีการกระจายอยู่ในหลายสถานที่ ก่อให้เกิดความไม่สะดวกในการปฏิบัติงาน ดังนั้น บริษัทฯ จึงได้คิดที่จะมีอาคารสำนักงานเป็นของตนเอง ประกอบกับ ปตท. และบริษัทในเครือก็มีความต้องการพื้นที่ทำงานเพิ่มขึ้นด้วยเช่นกัน จึงได้ตกลงร่วมกับ ปตท. และบริษัทในเครือ ปตท. จัดตั้งบริษัทเพื่อดำเนินการโครงการนี้สำหรับเป็นอาคารสำนักงานของ ปตท.สผ. และบริษัทในเครือ ปตท. และกระทรวงพลังงาน ซึ่งหากมีพื้นที่เหลือก็จะเปิดให้แก่ภายนอก เช่น บริษัทน้ำมันต่าง ๆ ด้วย

ประธานฯ กล่าวเสริมว่า โครงการสถานที่ทำงานร่วมกันนี้มีมานานแล้ว แต่เพิ่งเริ่มดำเนินการจริงจังในครั้งนี้ ซึ่งกระทรวงพลังงานก็ต้องเช่าพื้นที่ตามหลักเกณฑ์เหมือนหน่วยงานอื่น ๆ เช่นกัน

1.2 ก๊าซธรรมชาติในอ่าวไทยและพม่ามีอายุยาวนานอีกเท่าใด

นายไกรฤทธิ์ นิลคูหา กรรมการบริษัทฯ ชี้แจงว่า ก๊าซธรรมชาติในอ่าวไทยมีอายุอีกประมาณ 30 ปี ซึ่งกรมเชื้อเพลิงธรรมชาติได้ส่งเสริมให้มีการสำรวจมากขึ้นทั้งในและนอกประเทศ เพื่อให้สามารถทดแทนได้นานถึง 50 ปี ในขณะที่น้ำมันและคอนเดนเสทสามารถทดแทนได้ 10 - 15%

นายมารุตฯ กรรมการผู้จัดการใหญ่กล่าวเสริมว่า ในรัศมี 2,000 กิโลเมตร จากประเทศไทย จะมีแหล่งก๊าซที่มีศักยภาพสูงอยู่ คือ แหล่งนาทูนาของอินโดนีเซีย มีปริมาณสำรองสูงประมาณ 50 ล้านล้านลูกบาศก์ฟุต และอยู่ในวิสัยที่สามารถต่อท่อเข้ามายังประเทศได้ อีกพื้นที่หนึ่ง คือ บริเวณอ่าวเมาะตะมะในประเทศสหภาพพม่า ซึ่งบริษัทฯ ได้เข้าไปถือสัมปทานแล้ว 5 แปลง ซึ่งอยู่ในระหว่างการสำรวจเพื่อพิสูจน์หาศักยภาพของแหล่ง และสุดท้ายคือประเทศบังคลาเทศ ซึ่งมีการค้นพบแล้วประมาณ 40 - 50 ล้านล้านลูกบาศก์ฟุต ก็อยู่ในวิสัยที่สามารถขยายการลงทุนไปได้เช่นกัน

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1.3 ก๊าซจากโครงการพื้นที่พัฒนาร่วมไทย-มาเลเซีย (MTJDA) เมื่อผลิตได้แล้ว จะขายให้แก่ประเทศใด

นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่ตอบว่า ในช่วงแรกจะขายให้แก่ไทยก่อน เนื่องจากมาเลเซียยังไม่มีความต้องการใช้ ซึ่งในปีหน้าก็จะเริ่มผลิตได้แล้ว

2. นายบุญสม เกษะประดิษฐ์ ผู้ถือหุ้นสอบถามเกี่ยวกับแผนงานด้าน Corporate Social Responsibility (CSR) ของบริษัทฯ ในปี 2549

นายมารุตฯ ชี้แจงว่า บริษัทฯ มีแนวทางดำเนินงานด้านนี้เป็น 2 แนวทาง ประกอบด้วย แนวทางแรก คือ การแปลงกำไรที่บริษัทฯ ได้จากทรัพย์ในดินคืนกลับให้แก่ชุมชนในพื้นที่ดำเนินงานของบริษัทฯ โดยให้ทุนการศึกษาแก่เด็กนักเรียน ซึ่งจะเน้นในบริเวณพื้นที่ปฏิบัติการของบริษัทฯ ก่อน เช่น สงขลา พิษณุโลก กำแพงเพชร เป็นต้น นอกจากนี้ ยังให้ทุนการศึกษาในระดับอุดมศึกษาทั้งในประเทศและต่างประเทศ โดยเฉพาะแก่นักเรียนในสาขาวิชาชีพหลักของบริษัทฯ

ในขณะที่แนวทางที่สองของบริษัทฯ คือ การเป็นผู้พิทักษ์รักษาสิ่งแวดล้อม โดยบริษัทฯ ได้ร่วมมือกับกรมอุทยานแห่งชาติ สัตว์ป่า และพันธุ์พืช จัดทำหนังสือ มรดกทะเลไทย เพื่อเผยแพร่ทรัพยากรทางทะเลที่สวยงามของประเทศให้เป็นที่รู้จัก ก่อให้เกิดความรักและหวงแหน รวมถึงการรักษาให้คงไว้สืบต่อไป และได้ร่วมกับกรมป่าไม้ในโครงการวิจัยเสือ อุทยานแห่งชาติห้วยขาแข้ง เพื่ออนุรักษ์พันธุ์เสือ นอกจากนี้ ก็ให้ความสนับสนุนแก่วิทยาลัยข้าวไทย จังหวัดบุรีรัมย์ เพื่อวิจัยหาพันธุ์ข้าวที่ให้ผลผลิตสูง และนำไปเผยแพร่แก่เกษตรกรต่อไป

ประธานฯ กล่าวเสริมว่า ในโอกาสครบรอบ 20 ปีแห่งการสถาปนาบริษัทฯ ในปี 2548 บริษัทฯ ได้บริจาคเงินให้แก่โรงพยาบาลธรรมศาสตร์ และโรงพยาบาลศิริราช รวมถึงทูลเกล้าถวายแด่สมเด็จพระเทพรัตนราชสุดาฯ เพื่อโครงการในพระองค์ด้วย

3. นายสรสรรค์ คูห์รัตนพิศาล ผู้ถือหุ้นสอบถามว่า แนวโน้มราคาขายเฉลี่ยของผลิตภัณฑ์เป็นเช่นไร

นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่ชี้แจงว่าในระยะสั้นราคาจะยังคงอยู่ในระดับสูง แต่ในระยะยาวเห็นว่าราคาจะลดลง แต่จะยังคงไม่ต่ำกว่า 20 เหรียญสหรัฐ อย่างไรก็ตามราคาก๊าซซึ่งแปรผันตามราคาน้ำมัน จะถูกกว่าราคาน้ำมันประมาณครึ่งหนึ่ง

4. นายจักรพันธ์ แซ่ลี่ ผู้ถือหุ้นสอบถามว่า ราคาก๊าซที่มีการควบคุมไว้นั้น หากปล่อยลอยตัวแล้ว ราคาจะเพิ่มขึ้นเท่าใด และสัญญาซื้อขายก๊าซธรรมชาติมีระยะเวลาโดยเฉลี่ยนานเท่าใด

- 9 - / นายประเสริฐ ...

นายประเสริฐ บุญสัมพันธ์ กรรมการบริษัทฯ ชี้แจงว่า สัญญาซื้อขายก๊าซเป็นสัญญาระยะยาว และมีสูตรในการปรับราคา ซึ่งบางส่วนเฉลี่ยประมาณ 30% จะปรับตามราคาน้ำมัน และระยะเวลาในการปรับราคาก๊าซก็แตกต่างกันไปตามแต่ละสัญญา มีทั้งรายไตรมาส ราย 6 เดือน และรายปี เพราะฉะนั้นราคาก๊าซจึงขึ้นช้ากว่าราคาน้ำมัน โดยเฉลี่ยอายุสัญญาซื้อขายก๊าซประมาณ 25 – 30 ปี อย่างไรก็ตาม การลอยตัวราคาก๊าซนั้น รัฐบาลให้ลอยตัวเฉพาะก๊าซหุงต้มเท่านั้น และสำหรับแนวโน้มหรือการเคลื่อนไหวของราคาก๊าซธรรมชาตินั้น บริษัทฯ สามารถให้ข้อมูลได้เช่นเกี่ยวกับของราคาน้ำมันดิบที่แสดงในรายงานประจำปี โดยจะพิจารณาเพิ่มเติมให้ในปีต่อไป

เมื่อที่ประชุมไม่มีคำถามเพิ่มเติมแล้ว ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้วตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 568,876,734 เสียง ไม่มีเสียงที่ไม่เห็นด้วยและงดออกเสียง 3,251,200 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยไม่มีบัตรที่ไม่เห็นด้วย และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 568,876,734 เสียง คิดเป็นร้อยละ 98.71 ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียงจำนวน 7,426,000 เสียง คิดเป็นร้อยละ 1.29 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>**มติที่ประชุม :**</u> ที่ประชุมโดยเสียงข้างมากรับทราบผลการดำเนินงานประจำปี 2548 และแผนงานประจำปี 2549

รับรองสำเนาถูกต้อง

(ลงชื่อ)

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

- 10 - / ระเบียบวาระที่ 3 ...

<u>ระเบียบวาระที่ 3 :</u> พิจารณางบการเงินประจำปี 2548

ประธานฯ ได้ขอให้ นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่ชี้แจงงบการเงินประจำปี 2548 ต่อที่ประชุม ซึ่งนายมารุตฯ ชี้แจงว่า ปตท.สผ. และบริษัทย่อยมีรายได้ในปี 2548 รวมทั้งสิ้น 69,583 ล้านบาท เมื่อเทียบกับปีก่อนจำนวน 48,417 ล้านบาท เพิ่มขึ้น 21,166 ล้านบาทหรือร้อยละ 44 ซึ่งส่วนใหญ่เป็นรายได้จากการขายปิโตรเลียมที่เพิ่มขึ้น 20,159 ล้านบาท เนื่องจากราคาขายผลิตภัณฑ์เฉลี่ยสำหรับปีนี้เพิ่มขึ้นเป็น 29.37 เหรียญสหรัฐต่อบาร์เรลเทียบเท่าน้ำมันดิบ เมื่อเปรียบเทียบกับราคาขายของปีก่อนที่ 23.38 เหรียญสหรัฐต่อบาร์เรลเทียบเท่าน้ำมันดิบ หรือเพิ่มขึ้นร้อยละ 25.62 และปริมาณการขายผลิตภัณฑ์สำหรับปีนี้เพิ่มขึ้นเป็น 153,531 บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน เมื่อเปรียบเทียบกับปริมาณการขายของปีก่อนที่ 134,070 บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน หรือเพิ่มขึ้นร้อยละ 14.52 โดยยอดขายที่เพิ่มขึ้นส่วนใหญ่เป็นผลจากการขายน้ำมันดิบของโครงการ S1 โครงการ B8/32 & 9A และโครงการนางนวล รวมทั้งก๊าซธรรมชาติและคอนเดนเสทของโครงการบงกช โครงการไพลิน และโครงการเยตากุน

ปตท.สผ. และบริษัทย่อยมีค่าใช้จ่ายสำหรับปีนี้รวมทั้งสิ้น 27,854 ล้านบาท เมื่อเทียบกับปีก่อนจำนวน 19,848 ล้านบาท เพิ่มขึ้น 8,006 ล้านบาท หรือร้อยละ 40 โดยรวม ปตท.สผ. และบริษัทย่อยมีกำไรสุทธิรวม 23,735 ล้านบาท เมื่อเปรียบเทียบกับกำไรสุทธิสำหรับปีก่อนจำนวน 15,866 ล้านบาท เพิ่มขึ้นร้อยละ 49.60 คิดเป็นกำไรสุทธิต่อหุ้นปรับลด 36.21 บาท เปรียบเทียบกับปีก่อนที่ 24.26 บาท หรือเพิ่มขึ้นร้อยละ 49.26

สำหรับฐานะการเงินของ ปตท.สผ. และบริษัทย่อย ณ วันที่ 31 ธันวาคม 2548 มีสินทรัพย์รวมทั้งสิ้น 143,317 ล้านบาท เปรียบเทียบกับสิ้นปีก่อนจำนวน 111,945 ล้านบาท เพิ่มขึ้นร้อยละ 28.02 มีหนี้สินรวม 71,620 ล้านบาท เปรียบเทียบกับสิ้นปีก่อนจำนวน 54,846 ล้านบาท หรือร้อยละ 30.58

ณ วันที่ 31 ธันวาคม 2548 ปตท.สผ. มีปริมาณสำรองปิโตรเลียมที่พิสูจน์แล้ว (Proved Reserves) รวมทุกโครงการทั้งหมด ประมาณ 950 ล้านบาร์เรลเทียบเท่าน้ำมันดิบ คิดเป็นปริมาณน้ำมันดิบและคอนเดนเสท 151 ล้านบาร์เรล และเป็นก๊าซธรรมชาติ 5,158 พันล้านลูกบาศก์ฟุต เปรียบเทียบกับสิ้นปีก่อนจำนวน 899 ล้านบาร์เรลเทียบเท่าน้ำมันดิบ คิดเป็นปริมาณน้ำมันดิบและคอนเดนเสท 139 ล้านบาร์เรล และเป็นก๊าซธรรมชาติ 5,011 พันล้านลูกบาศก์ฟุต

ต่อจากนั้น ประธานฯ ได้ขอให้ นายชาญชัย มุสิกนิศากร ในฐานะประธานกรรมการตรวจสอบได้รายงานเพิ่มเติมเกี่ยวกับการพิจารณางบการเงินและการเปิดเผยข้อมูลในปี 2548 ซึ่งนายชาญชัยฯ ได้รายงานว่าในรอบปี 2548 คณะกรรมการตรวจสอบได้ปฏิบัติหน้าที่ตามที่ได้รับมอบหมายจากคณะกรรมการบริษัทฯ ตามระเบียบว่าด้วยคณะกรรมการตรวจสอบ โดยมีการประชุมคณะกรรมการตรวจสอบรวมทั้งสิ้น 15 ครั้ง และได้รายงานผลการประชุมทุกครั้งให้คณะกรรมการบริษัทฯ ทราบอยู่เป็นประจำและอย่างต่อเนื่อง และในเรื่องเกี่ยวกับงบการเงิน และการเปิดเผยข้อมูลนั้น มีดังนี้

- 11 - / 1. สอบทาน ...

1. สอบทานงบการเงินรายไตรมาสและงบการเงินประจำปี ร่วมกับผู้บริหารและผู้สอบบัญชี คือ สำนักงานการตรวจเงินแผ่นดิน หรือ สตง. โดยให้คำแนะนำและข้อคิดเห็นเพื่อให้มั่นใจว่ารายงานทางการเงินของ ปตท.สผ. มีความถูกต้อง เชื่อถือได้ และเปิดเผยข้อมูลที่สำคัญครบถ้วน เพียงพอ และทันเวลา เป็นไปตามมาตรฐานการบัญชีและกฎระเบียบที่เกี่ยวข้อง

2. พิจารณาและสนับสนุนให้มีการเปิดเผยข้อมูลของ ปตท.สผ. กรณีที่เกิดรายการที่เกี่ยวโยงกัน หรือรายการที่อาจจะมีความขัดแย้งทางผลประโยชน์ ให้มีความถูกต้องครบถ้วนโดยได้แสดงความเห็นว่า รายการดังกล่าวได้ดำเนินการอย่างสมเหตุสมผลและคำนึงถึงประโยชน์ของผู้ถือหุ้น นอกจากนี้ ได้จัดทำและเปิดเผยบทวิเคราะห์ทางการเงินและผลการดำเนินงาน (MD&A) ทุกไตรมาส

ในปี 2548 คณะกรรมการตรวจสอบได้ปฏิบัติงานที่ได้รับมอบหมายอย่างรอบคอบ เต็มกำลังสติปัญญา ด้วยความรู้ ความสามารถและความเป็นอิสระ ตลอดจนได้ให้ความเห็นต่าง ๆ แก่ทุกฝ่ายอย่างตรงไปตรงมา เพื่อประโยชน์ต่อ ปตท.สผ. ผู้ถือหุ้นทุกราย และผู้มีส่วนได้เสียอื่น ๆ อย่างเหมาะสมแล้ว

ประธานฯ ได้เปิดโอกาสให้ผู้ถือหุ้นสอบถามรายละเอียด ซึ่งมีคำถามและคำตอบดังต่อไปนี้

1. นายปราโมทย์ ลิบรัตนสกุล ผู้ถือหุ้นสอบถามว่า สินค้าคงเหลือที่เพิ่มขึ้นนั้นเป็นเพราะอะไร และพัสดุคงเหลือทำไมเพิ่มขึ้น

นายชัชวาล เอี่ยมศิริ รองผู้จัดการใหญ่สายงานการเงินและบัญชีชี้แจงว่า ในปี 2548 บริษัทฯ ได้ซื้อบริษัท POGO มา จึงมีน้ำมันดิบที่ผลิตคงเหลือรอส่งมอบอยู่ ส่วนพัสดุคงเหลือนั้น ก็คือวัสดุอุปกรณ์ที่บริษัทฯ ซื้อมาเพื่อใช้ในการเตรียมการผลิต

2. นายจักรพันธ์ แซ่ลี่ ผู้ถือหุ้นสอบถาม 4 เรื่อง ดังต่อไปนี้

2.1 การที่บริษัทฯ ลดค่าก๊าซให้แก่รัฐบาลนั้น ไม่ได้แสดงรายการไว้ในงบกำไรขาดทุน

นายชัชวาลฯ ชี้แจงว่า บริษัทฯ ได้ลงรายการลดจากราคาขาย คือแสดงเป็นรายได้ที่ลดลงแล้ว

2.2 ค่าภาคหลวงที่เพิ่มขึ้นมาจากของไทยหรือของพม่า

นายชัชวาลฯ ชี้แจงว่า ค่าภาคหลวงจะแปรผันตามปริมาณการขายที่เพิ่มขึ้นที่แสดงในงบกำไรขาดทุนเป็นแต่เฉพาะส่วนภายในประเทศเท่านั้น สำหรับธุรกิจปิโตรเลียม [illegible] จะต้องจ่ายค่าภาคหลวงก่อน หลังจากนั้น หากมีกำไรจะต้องจ่ายภาษีเงินได้ปิโตรเลียมอีก 50% ถ้าเป็นรายได้อื่น ๆ ก็จะจ่ายภาษีตามประมวลรัษฎากร 30%

รับรองสำเนาถูกต้อง

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- 12 - / 2.3 ลูกหนี้อื่น

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

2.3 ลูกหนี้อื่นในงบดุลเพิ่มขึ้นเพราะเหตุใด

ลูกหนี้การค้าอื่นเป็นรายการลูกหนี้การค้าจากการขายตามปกติในโครงการ B8/32 & 9A ซึ่งบริษัทฯ ได้ซื้อจากกลุ่มบริษัท POGO ในประเทศไทย ในช่วงไตรมาสที่สามของปี 2548

2.4 ค่าใช้จ่ายในส่วนของเงินเดือนและโบนัสของพนักงานสามารถเปิดเผยได้หรือไม่

นายมารุตฯ ชี้แจงว่า บริษัทฯ ได้แสดงเป็นรายการรวมในหัวข้อค่าใช้จ่ายการดำเนินงานแล้ว ซึ่งโบนัสของผู้บริหารและพนักงานจะไม่เท่ากัน แต่ขึ้นอยู่กับผลงาน และบริษัทฯ จะรับข้อเสนอไว้พิจารณาต่อไป

นายประเสริฐฯ ได้ชี้แจงเสริมว่า โบนัสของพนักงานไม่ได้กำหนดให้สูงตามผลกำไร แต่ได้กำหนดให้สอดคล้องกับภาวะตลาดแรงงานและอุตสาหกรรมนี้

เมื่อปรากฏว่าไม่มีคำถามเพิ่มเติมแล้ว ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้ว ตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 550,591,204 เสียง ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียง 3,241,600 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยไม่มีบัตรที่ไม่เห็นด้วย และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 550,592,404 เสียง คิดเป็นร้อยละ 98.67 ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียงจำนวน 7,395,500 เสียง คิดเป็นร้อยละ 1.33 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>มติที่ประชุม :</u> ที่ประชุมโดยเสียงข้างมากอนุมัติงบการเงินประจำปี 2548 ซึ่งได้ผ่านการตรวจสอบจากสำนักงานการตรวจเงินแผ่นดิน ผู้สอบบัญชี และได้ผ่านการพิจารณาจากคณะกรรมการตรวจสอบแล้ว

<u>ระเบียบวาระที่ 4 :</u> พิจารณาการจ่ายเงินปันผลสำหรับงบการเงินประจำปี 2548

ประธานฯ ได้ขอให้ นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่เป็นผู้ชี้แจง ซึ่งนายมารุต มฤคทัต ได้ชี้แจงว่า จากผลการดำเนินงานในปี 2548 และงบการเงินประจำปี 2548 ตามที่ได้นำเสนอในระเบียบวาระที่ 2 และ 3 แล้วนั้น ปตท.สผ. ขอจัดสรรกำไร โดยเสนอจ่ายเงินปันผลจากกำไรที่เสียภาษีเงินได้ปิโตรเลียมให้กับผู้ถือหุ้นอีกในอัตรา 8 บาทต่อหุ้น ซึ่ง ปตท.สผ. ได้มีการจ่ายเงินปันผลระหว่างกาลงวด 6 เดือนแรกในอัตรา 5.50 บาทต่อหุ้น เมื่อวันที่ 29 สิงหาคม 2548 ด้วย รวมเป็นเงินปันผลจ่ายสำหรับปี 2548 ในอัตรา 13.50 บาทต่อหุ้น ตามนโยบายการจ่ายเงินปันผลของ ปตท.สผ. ที่กำหนดว่าหากไม่มีความจำเป็นอันใด ปตท.สผ. จะจ่ายเงินปันผลแก่ผู้ถือหุ้นเป็นจำนวนไม่น้อยกว่าร้อยละ 30 ของกำไรสุทธิหลังจากหักภาษีเงินได้แล้วในแต่ละปี และอาจจ่ายเงินปันผลระหว่างกาลให้แก่ผู้ถือหุ้นเป็นครั้งคราวได้ โดยมีข้อมูลเปรียบเทียบการจ่ายเงินปันผลที่ผ่านมา ดังนี้

(บาท/หุ้น)

ปี	เงินปันผลระหว่างกาล	เงินปันผลประจำปี	เงินปันผลรวม	%การจ่าย
2548	5.50	8.00	13.50	37%
2547	-	9.00	9.00	37%
2546	-	6.75	6.75	37%

ทั้งนี้ จะจ่ายให้แก่ผู้ถือหุ้นที่มีสิทธิ์ได้รับเงินปันผลตามที่ปรากฏรายชื่อ ณ วันปิดสมุดทะเบียนพักการโอนหุ้นเพื่อสิทธิในการรับเงินปันผล วันที่ 16 มีนาคม 2549 เวลา 12.00 น. และจ่ายในวันที่ 18 เมษายน 2549

ประธานฯ ได้เปิดโอกาสให้ที่ประชุมสอบถามเกี่ยวกับการจ่ายเงินปันผลประจำปี 2548 ปรากฏว่าไม่มีคำถาม ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้ว ตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 554,715,804 เสียง ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียง 3,251,200 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยไม่มีบัตรที่ไม่เห็นด้วย และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 554,715,804 เสียง คิดเป็นร้อยละ 99.41 ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียงจำนวน 3,272,100 เสียง คิดเป็นร้อยละ 0.59 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

รับรองสำเนาถูกต้อง

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

มติที่ประชุม : ที่ประชุมโดยเสียงข้างมากรับทราบการจ่ายเงินปันผลระหว่างกาลงวด 6 เดือนแรก เมื่อวันที่ 29 สิงหาคม 2548 ในอัตรา 5.50 บาทต่อหุ้น และอนุมัติให้จ่ายเงินปันผลสำหรับ 6 เดือนหลังของปี 2548 อีกในอัตรา 8 บาทต่อหุ้น โดยจะจ่ายในวันที่ 18 เมษายน 2549 ให้แก่ผู้ถือหุ้นที่มีรายชื่อปรากฏ ณ วันปิดสมุดทะเบียนพักการโอนหุ้นเมื่อวันที่ 16 มีนาคม 2549 เวลา 12.00 น.

- 15 - / ระเบียบวาระที่ 5 ...

<u>ระเบียบวาระที่ 5 :</u> พิจารณาเลือกตั้งกรรมการแทนกรรมการที่ออกตามวาระจำนวน 5 คน

ประธานฯ ชี้แจงว่าคณะกรรมการสรรหาอันประกอบด้วยกรรมการ 3 คน ได้แก่ นายจุลสิงห์ วสันตสิงห์ ประธานกรรมการสรรหา พลเอกเลิศรัตน์ รัตนวานิช และนายประเสริฐ บุญสัมพันธ์ เป็นกรรมการ ได้ทำหน้าที่คัดเลือก และเสนอรายชื่อผู้ที่สมควรได้รับการเลือกตั้งเป็นกรรมการ และได้ขอให้นายจุลสิงห์ฯ ในฐานะประธานคณะกรรมการสรรหา เป็นผู้ชี้แจงในระเบียบวาระนี้ ซึ่งนายจุลสิงห์ฯ ชี้แจงว่า ข้อบังคับของบริษัทฯ กำหนดให้ในการประชุมสามัญประจำปีทุกครั้ง กรรมการของบริษัทฯ จะต้องออกจากตำแหน่งตามวาระจำนวน 1 ใน 3 ของจำนวนกรรมการทั้งหมด และในปีนี้มีกรรมการที่จะต้องออกตามวาระ 5 คน ดังนี้

(1)	นายพละ	สุขเวช	กรรมการภาคเอกชน
(2)	นายวิสุทธิ์	ศรีสุพรรณ	กรรมการ
(3)	นายไกรฤทธิ์	นิลคูหา	กรรมการอิสระ
(4)	นายอนุชา	สิหนาทกถากุล	กรรมการตรวจสอบ, กรรมการกำหนดค่าตอบแทน, กรรมการบริหารความเสี่ยง และกรรมการภาคเอกชน
(5)	นายมารุต	มฤคทัต	กรรมการบริหารความเสี่ยง และกรรมการผู้จัดการใหญ่

ปตท.สผ. ได้ประกาศในเว็บไซต์ของบริษัท เชิญให้ผู้ถือหุ้นส่งรายชื่อบุคคลที่เห็นว่ามีคุณสมบัติเหมาะสม เพื่อรับการคัดเลือกเป็นกรรมการ ปตท.สผ. ได้ผ่านกรรมการอิสระของบริษัท ซึ่งปรากฏว่าไม่มีการเสนอรายชื่อเข้ามาถึงบริษัท

คณะกรรมการสรรหาได้มีการประชุม และเสนอความเห็นเกี่ยวกับการเลือกตั้งกรรมการเพื่อทดแทนกรรมการที่หมดวาระในครั้งนี้ โดยได้พิจารณาจากคุณสมบัติ ความรู้ ความสามารถ องค์ประกอบของคณะกรรมการในภาพรวม และผลงานในปี 2548 เพื่อประโยชน์สูงสุดต่อการกำกับดูแลกิจการ จึงได้เสนอให้เลือกตั้งกรรมการ 4 คน ที่พ้นจากตำแหน่งตามกำหนดวาระ กลับเข้าดำรงตำแหน่งกรรมการต่ออีกวาระหนึ่ง และเสนอบุคคลจากภายนอกอีก 1 คน โดยมีรายละเอียดประวัติและผลงานของทั้ง 5 คน ตามสิ่งที่ส่งมาด้วย 3 ในชุดหนังสือเชิญประชุม โดยมีรายชื่อผู้ที่คณะกรรมการสรรหาเสนอให้เลือกตั้งเป็นกรรมการ ปตท.สผ. ตามองค์ประกอบของกรรมการ ปตท.สผ. ดังนี้

รับรองสำเนาถูกต้อง

- 16 - / (1) นายพละ...

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

(1) นายพละ สุขเวช กรรมการภาคเอกชน
(2) นายวิสุทธิ์ ศรีสุพรรณ กรรมการ
(3) นายไกรฤทธิ์ นิลคูหา กรรมการอิสระ
(4) นายมารุต มฤคทัต กรรมการและกรรมการผู้จัดการใหญ่
(5) นายทองฉัตร หงศ์ลดารมภ์ กรรมการภาคเอกชน

โดยมีผลตั้งแต่วันที่ 6 เมษายน 2549

ประธานฯ ได้สอบถามที่ประชุมตามรายชื่อกรรมการแต่ละคน ว่าจะมีข้อเสนอหรือความเห็นเป็นอย่างไร ซึ่งไม่มีผู้ถือหุ้นท่านใดสอบถามหรือเสนอความเห็นเป็นอย่างอื่น ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้ว ตามที่ระบุในหนังสือมอบฉันทะ โดยมีคะแนนเสียงเท่ากันของกรรมการทุกราย คือ เห็นด้วยจำนวน 549,525,804 เสียง ไม่เห็นด้วย 77,100 เสียง และงดออกเสียง 3,438,100 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยไม่มีบัตรที่ไม่เห็นด้วย และมีบัตรที่งดออกเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้

	ชื่อกรรมการ		เห็นด้วย, %	ไม่เห็นด้วย, %	งดออกเสียง, %
1.	นายพละ	สุขเวช	549,525,804, 98.95%	77,100, 0.01%	5,757,000, 1.04%
2.	นายวิสุทธิ์	ศรีสุพรรณ	549,525,804, 98.95%	77,000, 0.01%	5,757,100, 1.04%
3.	นายไกรฤทธิ์	นิลคูหา	549,525,804, 98.95%	77,000, 0.01%	5,757,100, 1.04%
4.	นายมารุต	มฤคทัต	549,525,904, 98.95%	77,000, 0.01%	5,757,000, 1.04%
5.	นายทองฉัตร	หงศ์ลดารมภ์	549,525,704, 98.95%	77,100, 0.01%	5,757,100, 1.04%

ประธานฯ จึงสรุปเป็นมติดังนี้

มติที่ประชุม : ที่ประชุมโดยเสียงข้างมากเลือกตั้งกรรมการบริษัท 5 คน โดยมีผลตั้งแต่วันที่ 6 เมษายน 2549 ตามรายชื่อต่อไปนี้

(1) นายพละ สุขเวช กรรมการภาคเอกชน
(2) นายวิสุทธิ์ ศรีสุพรรณ กรรมการ
(3) นายไกรฤทธิ์ นิลคูหา กรรมการอิสระ
(4) นายมารุต มฤคทัต กรรมการและกรรมการผู้จัดการใหญ่
(5) นายทองฉัตร หงศ์ลดารมภ์ กรรมการภาคเอกชน

- 17 - / ระเบียบวาระที่ 6 ....

ระเบียบวาระที่ 6 : พิจารณาปรับปรุงค่าตอบแทนสำหรับกรรมการบริษัทฯ

ประธานฯ แจ้งว่าคณะกรรมการบริษัทฯ โดยการเสนอของคณะกรรมการกำหนดค่าตอบแทน 3 คน ได้แก่ นายประสิทธ์ โฆวิไลกูล เป็นประธานกรรมการฯ นายอนุชา สิหนาทกถากุล และนายประเสริฐ บุญสัมพันธ์ ได้มีการพิจารณาทบทวนค่าตอบแทนกรรมการ และขอให้นายประสิทธ์ โฆวิไลกูล ประธานกรรมการกำหนดค่าตอบแทนเป็นผู้นำเสนอ

นายประสิทธ์ โฆวิไลกูล ได้ชี้แจงต่อที่ประชุมว่า คณะกรรมการกำหนดค่าตอบแทนได้พิจารณาค่าตอบแทนสำหรับกรรมการ โดยคำนึงถึงความเหมาะสมเกี่ยวกับ ประเภท ขนาด และความเกี่ยวโยงกับผลการดำเนินงานของ ปตท.สผ. ซึ่งสอดคล้องกับ Market Norm และอุตสาหกรรมเดียวกัน รวมถึงความเหมาะสมกับการทำหน้าที่และความรับผิดชอบ ของคณะกรรมการและกรรมการเฉพาะเรื่องด้วย จึงขอเสนอให้ที่ประชุมอนุมัติค่าตอบแทนกรรมการ ปตท.สผ. และกรรมการเฉพาะเรื่องปี 2549 เป็นต้นไป ในอัตราเท่ากับค่าตอบแทนปี 2548 โดยมีรายละเอียดดังนี้

(1) ค่าตอบแทนรายเดือน เดือนละ 25,000 บาท/คน และจ่ายเต็มเดือน

(2) ค่าเบี้ยประชุม ครั้งละ 25,000 บาท/คน กรณีที่มาประชุม

(3) โบนัสสำหรับกรรมการทั้งชุดเป็นวงเงินปีละ 17 – 25 ล้านบาท ขึ้นอยู่กับกำไรสุทธิของปีนั้น ๆ กรณีกำไรสุทธิ 10,000 ล้านบาท ได้รับ 17 ล้านบาท กรณีกำไรสุทธิมากกว่า 10,000 ล้านบาท ให้ได้รับเพิ่มขึ้น 0.08% ของกำไรสุทธิส่วนที่เกิน 10,000 ล้านบาท แต่ไม่เกินวงเงิน 25 ล้านบาท โดยให้จัดสรรตามระยะเวลาของการดำรงตำแหน่งกรรมการ และให้มีการปรับลดโบนัส หากมีการขาดประชุม คือ ขาดประชุมเกินร้อยละ 25 แต่ไม่เกินร้อยละ 50 ได้รับลดลงร้อยละ 25 หากขาดประชุมเกินร้อยละ 50 แต่ไม่เกินร้อยละ 75 ได้รับลดลงร้อยละ 50 และหากขาดประชุมเกินร้อยละ 75 ได้รับลดลงร้อยละ 75 และให้จ่ายได้เมื่อ ปตท.สผ. แจ้งงบการเงินประจำปีนั้น ๆ ที่ตรวจสอบแล้ว แก่ตลาดหลักทรัพย์แห่งประเทศไทยแล้ว

(4) กรรมการเฉพาะเรื่องที่เป็นกรรมการประจำ (Standing Sub-Committees) ทุกคณะ คือ คณะกรรมการตรวจสอบ คณะกรรมการกำหนดค่าตอบแทน คณะกรรมการสรรหา คณะกรรมการบรรษัทภิบาล และคณะกรรมการบริหารความเสี่ยง ได้รับเบี้ยประชุมครั้งละ 25,000บาท/คน ทั้งนี้ ไม่รวมผู้ที่เป็นฝ่ายจัดการ และไม่รวมการมีมติเวียน

(5) ประธานกรรมการได้รับสูงขึ้นร้อยละ 25 และประธานกรรมการเฉพาะเรื่อง ได้รับเฉพาะเบี้ยประชุมของกรรมการเฉพาะเรื่อง สูงขึ้นร้อยละ 25

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จึงขอเสนอที่ประชุมพิจารณาในวันนี้

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- 18 - / ประธานฯ ได้ ...

พรทิพา ขันธวิไชย
ผู้ช่วยเลขานุการบริษัท

ประธานฯ ได้สอบถามที่ประชุมว่าจะมีข้อเสนอหรือความเห็นเป็นประการใดอีกหรือไม่ ปรากฏว่าไม่มีคำถามหรือความเห็นเป็นอย่างอื่น ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้วตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 552,345,804 เสียง ไม่เห็นด้วย 300 เสียง และงดออกเสียง 3,251,200 เสียง ซึ่งมติของระเบียบวาระนี้ต้องใช้คะแนนเสียงไม่น้อยกว่า 2 ใน 3 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุม และมีสิทธิออกเสียงลงคะแนน ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยมีบัตรที่ไม่เห็นด้วย 1 ใบ และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 552,345,804 เสียง คิดเป็นร้อยละ 98.99 ไม่เห็นด้วย 830,500 เสียง คิดเป็นร้อยละ 0.15 และงดออกเสียงจำนวน 4,811,600 เสียง คิดเป็นร้อยละ 0.86 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

มติที่ประชุม : ที่ประชุมโดยเสียงมากกว่า 2 ใน 3 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน อนุมัติค่าตอบแทนตั้งแต่ปี 2549 สำหรับกรรมการและกรรมการเฉพาะเรื่องของ ปตท.สผ. ตามที่คณะกรรมการกำหนดค่าตอบแทนเสนอ

- 19 - / ระเบียบวาระที่ 7 ...

ระเบียบวาระที่ 7 : พิจารณาแต่งตั้งผู้สอบบัญชีและกำหนดค่าตอบแทน

ประธานฯ ได้ขอให้นายอนุชา สิหนาทกถากุล กรรมการตรวจสอบเป็นผู้นำเสนอ ซึ่งได้เสนอว่า คณะกรรมการบริษัทฯ โดยคำแนะนำของคณะกรรมการตรวจสอบเห็นสมควรแต่งตั้งสำนักงานการตรวจเงินแผ่นดิน (สตง.) ซึ่งเป็นผู้สอบบัญชีรัฐวิสาหกิจ และเป็นผู้สอบบัญชีตามคุณสมบัติและรายชื่อ ที่กำหนดโดยสำนักงานคณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ โดยมีความน่าเชื่อถือ มีผลงานดี มีบุคลากรที่เพียงพอ และมีความรู้ความสามารถ ทั้งนี้ สตง. ได้มีการเปลี่ยนแปลงผู้ลงนามรับรองงบการเงินตามวาระการดำรงตำแหน่งของผู้รับรองด้วย จึงเห็นว่า สตง. มีความเหมาะสมเป็นผู้สอบบัญชีของบริษัทประจำปี 2549 โดยมีค่าตอบแทนสำหรับการสอบทานงบไตรมาส และตรวจสอบงบการเงินประจำปีของบริษัทฯ จำนวน 900,000 บาท (เก้าแสนบาทถ้วน) ในอัตราเดียวกันกับปีก่อน นับว่าค่าตอบแทนมีความเหมาะสม ทั้งนี้ สตง. ยังเป็นผู้สอบบัญชีของบริษัทย่อยของ ปตท.สผ. อีกจำนวน 15 บริษัทด้วย โดยมีค่าตอบแทน 2,050,000 บาท รวมเป็นค่าตอบแทนทั้งสิ้น 2,950,000 บาท จึงขอให้ที่ประชุมพิจารณา

ประธานฯ ได้สอบถามที่ประชุมว่าจะมีข้อเสนอ หรือความเห็นเป็นประการใดอีกหรือไม่ ปรากฏว่าไม่มีคำถามหรือความเห็นเป็นอย่างอื่น ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้วตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 570,925,634 เสียง ไม่เห็นด้วย 519,000 เสียง และงดออกเสียง 3,318,600 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 570,925,634 เสียง คิดเป็นร้อยละ 99.07 ไม่เห็นด้วย 519,000 เสียง คิดเป็นร้อยละ 0.09 และงดออกเสียงจำนวน 4,858,100 เสียง คิดเป็นร้อยละ 0.84 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

มติที่ประชุม : ที่ประชุมโดยเสียงข้างมากอนุมัติให้แต่งตั้งสำนักงานการตรวจเงินแผ่นดินเป็นผู้สอบบัญชีประจำปี 2549 และกำหนดค่าตอบแทนปี 2549 ในอัตราเดียวกับปี 2548 คือ 900,000 บาท

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- 20 - / ระเบียบวาระที่ 8 ...

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

ระเบียบวาระที่ 8 พิจารณาเปลี่ยนแปลงมูลค่าหุ้นที่ตราไว้ (Par Value) จากหุ้นละ 5 บาท เป็นหุ้นละ 1 บาท

ประธานฯ ได้ขอให้นายพิชัย ชุณหวชิร ประธานกรรมการบริหารความเสี่ยงเป็นผู้นำเสนอ ซึ่งได้เสนอว่า บริษัทฯ ได้เปลี่ยนแปลงมูลค่าหุ้นที่ตราไว้ (Par Value) ครั้งแรกในปี 2543 จาก 10 บาท เป็น 5 บาท มีผลทำให้ราคาหุ้นของบริษัทฯ ณ ขณะนั้น ปรับลดลงจากเดิมประมาณ 240 บาทเป็น 120 บาท อย่างไรก็ตาม ในช่วง 5 ปีที่ผ่านมา ราคาหุ้นของบริษัทฯ ได้ปรับตัวสูงขึ้นมาโดยตลอด และในปัจจุบันอยู่เหนือระดับ 500 บาท

หากพิจารณาสัดส่วนการถือหุ้นของบริษัทฯ จะเห็นว่า ปตท. เป็นผู้ถือหุ้นใหญ่ที่ประมาณ 66% และมีสัดส่วนการถือหุ้นของนักลงทุนรายย่อยเพียง 1.52% เท่านั้น การลด Par Value จะมีผลทำให้ราคาหุ้นในตลาดของบริษัทฯ ลดลง ซึ่งจะเปิดโอกาสและดึงดูดให้นักลงทุนรายย่อย สามารถลงทุนในหุ้นของบริษัทฯ ได้มากขึ้น เป็นการเพิ่มสภาพคล่องให้กับตลาด

ดังนั้นบริษัทฯ จึงขอให้ที่ประชุมพิจารณาการเปลี่ยนแปลงมูลค่าหุ้นที่ตราไว้จากหุ้นละ 5 บาท เป็นหุ้นละ 1 บาท ซึ่งจะมีผลทำให้จำนวนหุ้นสามัญที่บริษัทฯ ได้จดทะเบียนไว้ เพิ่มขึ้นจาก 664,400,000 หุ้น (หกร้อยหกสิบสี่ล้านสี่แสนหุ้น) เป็น 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น) โดยทุนจดทะเบียน จะยังคงอยู่ที่ 3,322,000,000 บาท (สามพันสามร้อยยี่สิบสองล้านบาท) เช่นเดิม จึงขอให้ที่ประชุมพิจารณา

ประธานฯ ได้เปิดโอกาสให้ที่ประชุมสอบ ซึ่งมีคำถามและคำตอบดังต่อไปนี้

1. นายนิติ สุทธิโรจน์ ผู้ถือหุ้นสอบถามว่าการเปลี่ยนแปลงราคาพาร์ จะมีผลให้ซื้อขายในตลาดหลักทรัพย์ได้เมื่อใด

นายพิชัย ชุณหวชิร ชี้แจงว่าหลังจากที่ประชุมในวันนี้อนุมัติแล้ว บริษัทฯ ต้องไปดำเนินการจดทะเบียนเปลี่ยนแปลงมูลค่าหุ้นกับกระทรวงพาณิชย์ก่อน และนำผลการจดทะเบียนมาแจ้งให้ตลาดหลักทรัพย์ฯ ทราบ เพื่อกำหนดวันซื้อขายในราคาใหม่ต่อไป ซึ่งจะใช้เวลาประมาณ 3 สัปดาห์ นอกจากนี้ ได้ชี้แจงเพิ่มเติมว่า ผู้ถือหุ้นของบริษัทฯ ที่เป็นบุคคลธรรมดา จะได้รับเครดิตภาษีเงินปันผลตามหลักเกณฑ์ที่ประมวลรัษฎากร มาตรา 47 ทวิ กำหนด ซึ่งเครดิตภาษีเงินปันผลจะเท่ากับหนึ่งเท่าของเงินปันผล หรือเท่ากับร้อยละร้อยของเงินปันผล

2. นางนพรัตน์ ธรรมกุลางกูร ผู้ถือหุ้นสอบถามถึงความจำเป็นในการเปลี่ยนแปลงราคาพาร์ เนื่องจากในการประชุมครั้งก่อน บริษัทฯ เคยชี้แจงว่าการไม่เปลี่ยนแปลงราคาพาร์จะเป็นการปกป้องผลประโยชน์ของผู้ถือหุ้นรายย่อย

นายพิชัยฯ ชี้แจงว่า โดยทฤษฎีแล้ว การลดราคาพาร์ไม่มีผลกระทบแต่อย่างใด เพียงแต่ทำให้จำนวนหุ้นเพิ่มขึ้นและราคาลดลง ในปัจจุบัน แนวโน้มของผู้ถือหุ้นรายย่อยลดลง เนื่องจากราคาหุ้นสูงขึ้น ดังนั้น หากราคาหุ้นลดลง จะเป็นการเปิดโอกาสให้ผู้ถือหุ้นรายย่อยได้ลงทุนมากขึ้น

เมื่อที่ประชุมไม่มีคำถามหรือความเห็นเพิ่มเติม ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้ว ตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 554,746,304 เสียง ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียง 3,241,600 เสียง ซึ่งมติของระเบียบวาระนี้ต้องใช้คะแนนเสียงไม่น้อยกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุม และมีสิทธิออกเสียงลงคะแนน ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น ปรากฏว่าไม่มีผู้ถือหุ้นลงคะแนนเสียงในห้องประชุม ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 554,746,304 เสียง คิดเป็นร้อยละ 99.42 ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียงจำนวน 3,241,600 เสียง คิดเป็นร้อยละ 0.58 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>มติที่ประชุม :</u> ที่ประชุมโดยเสียงมากกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน อนุมัติให้เปลี่ยนแปลงมูลค่าหุ้นที่ตราไว้ (Par Value) จากหุ้นละ 5 บาท เป็นหุ้นละ 1 บาท

รับรองสำเนาถูกต้อง

ทิพา ขันธวิไชย
ผู้ช่วยเลขานุการบริษัท

- 22 -/ ระเบียบวาระที่ 6

<u>ระเบียบวาระที่ 9</u> พิจารณาแก้ไขความในข้อ 4 ของหนังสือบริคณห์สนธิ

ประธานฯ ได้ขอให้นายวุฒิพันธุ์ วิชัยรัตน์ ประธานกรรมการบรรษัทภิบาล เป็นผู้นำเสนอ ซึ่งได้เสนอว่า ขอให้ที่ประชุมพิจารณาการแก้ไขความในข้อ 4 ของหนังสือบริคณห์สนธิ เพื่อให้สอดคล้องกับการดำเนินการตามระเบียบวาระที่ 8 จากเดิม

"ข้อ 4 ทุนจดทะเบียนจำนวน 3,322,000,000 บาท (สามพันสามร้อยยี่สิบสองล้านบาท) แบ่งออกเป็น 664,400,000 หุ้น (หกร้อยหกสิบสี่ล้านสี่แสนหุ้น) มูลค่าหุ้นละ 5 บาท (ห้าบาท) โดยแยกออกเป็นหุ้นสามัญ 664,400,000 หุ้น (หกร้อยหกสิบสี่ล้านสี่แสนหุ้น) หุ้นบุริมสิทธิ – หุ้น (-)" แก้ไขเป็น

"ข้อ 4 ทุนจดทะเบียนจำนวน 3,322,000,000 บาท (สามพันสามร้อยยี่สิบสองล้านบาท) แบ่งออกเป็น 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น) มูลค่าหุ้นละ 1 บาท (หนึ่งบาท) โดยแยกออกเป็นหุ้นสามัญ 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น) หุ้นบุริมสิทธิ – หุ้น (-)"

ประธานฯ ได้สอบถามที่ประชุมว่าจะมีข้อเสนอ หรือความเห็นเป็นประการใดอีกหรือไม่ ปรากฏว่าไม่มีคำถามหรือความเห็นเป็นอย่างอื่น ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้วตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 552,597,404 เสียง ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียง 3,498,000 เสียง ซึ่งมติของระเบียบวาระนี้ต้องใช้คะแนนเสียงไม่น้อยกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุม และมีสิทธิออกเสียงลงคะแนน ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 570,829,334 เสียง คิดเป็นร้อยละ 99.05 ไม่มีเสียงที่ไม่เห็นด้วย และงดออกเสียงจำนวน 5,473,400 เสียง คิดเป็นร้อยละ 0.95 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>มติที่ประชุม</u> : ที่ประชุมโดยเสียงมากกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน อนุมัติให้แก้ไขความในข้อ 4 ของหนังสือบริคณห์สนธิ เป็นดังนี้

"ข้อ 4 ทุนจดทะเบียนจำนวน 3,322,000,000 บาท (สามพันสามร้อยยี่สิบสองล้านบาท) แบ่งออกเป็น 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น) มูลค่าหุ้นละ 1 บาท (หนึ่งบาท) โดยแยกออกเป็นหุ้นสามัญ 3,322,000,000 หุ้น (สามพันสามร้อยยี่สิบสองล้านหุ้น) หุ้นบุริมสิทธิ – หุ้น (-)

<u>ระเบียบวาระที่ 10 :</u> พิจารณาการออกและเสนอขายใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญให้แก่ ผู้บริหาร และพนักงาน ในปี 2549 จำนวน 2,800,000 หน่วย

ประธานฯ ได้ขอให้นายมนู เลียวไพโรจน์ กรรมการบริษัทฯ เป็นผู้ชี้แจงต่อที่ประชุม ซึ่งได้ชี้แจงว่า ที่ประชุมสามัญผู้ถือหุ้นบริษัทฯ ประจำปี 2545 เมื่อวันที่ 30 เมษายน 2545 ได้อนุมัติโครงการให้พนักงานมีส่วนร่วมเป็นเจ้าของบริษัท (Employee Stock Ownership Plan หรือ ESOP) ซึ่งเป็นโครงการต่อเนื่อง 5 ปี โดยมีวัตถุประสงค์เพื่อให้พนักงานในฐานะที่เป็นส่วนหนึ่งของบริษัทฯ มีความผูกพันและทุ่มเทการทำงาน เพื่อให้บริษัทฯ เจริญก้าวหน้า ตลอดจนเป็นแรงจูงใจเพิ่มเติมในการคงไว้ซึ่งพนักงานที่ดี

สำหรับในปี 2549 บริษัทฯ จะขออนุมัติจากที่ประชุมในวันนี้ เพื่อออกและเสนอขายใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญของบริษัทฯ ให้แก่ผู้บริหาร และพนักงาน จำนวน 2,800,000 หน่วย (สองล้านแปดแสนหน่วย) ดังรายละเอียดแจ้งไว้แล้วในชุดหนังสือเชิญประชุมผู้ถือหุ้นในสิ่งที่ส่งมาด้วย 4 โดยราคาการใช้สิทธิตามโครงการฯ ปี 2549 เท่ากับ 456 บาท/หุ้น

การจัดสรรใบสำคัญแสดงสิทธิฯ จำนวน 2,800,000 หน่วยครั้งนี้ เมื่อมีการใช้สิทธิตามใบสำคัญแสดงสิทธิทั้งหมด เทียบกับหุ้นที่จำหน่ายได้แล้วทั้งหมดจำนวน 654,989,300 หุ้นจะมีผลกระทบต่อส่วนแบ่งกำไร หรือสิทธิในการออกเสียงของผู้ถือหุ้นเดิม (Control Dilution) ทำให้ส่วนแบ่งกำไรหรือสิทธิในการออกเสียงของผู้ถือหุ้นเดิม ลดลงในอัตราร้อยละ 0.43 โดยสัดส่วนความเป็นเจ้าของ หรือสิทธิออกเสียงของผู้ถือหุ้นเดิมภายหลังการใช้สิทธิทั้งหมดจะเท่ากับร้อยละ 99.57

ทั้งนี้ จากการที่ที่ประชุมสามัญผู้ถือหุ้นในวันนี้ ได้อนุมัติการเปลี่ยนแปลงมูลค่าหุ้นที่ตราไว้จากหุ้นละ 5 บาท เป็นหุ้นละ 1 บาทในระเบียบวาระที่ 8 แล้ว มีผลทำให้ราคาการใช้สิทธิของใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญของบริษัทฯ ที่ออกและเสนอขายในปี 2545, 2546, 2547 และปี 2548 เปลี่ยนจาก 111, 117, 183 และ 278 บาท เป็น 22.20, 23.40, 36.60 และ 55.60 บาท ตามลำดับ โดยมีอัตราการใช้สิทธิใหม่ปี 2549 นี้ คือ ใบสำคัญแสดงสิทธิฯ 1 หน่วยต่อหุ้นสามัญ 5 หุ้น

ประธานฯ ได้สอบถามที่ประชุมว่าจะมีข้อเสนอ หรือความเห็นเป็นประการใดอีกหรือไม่ ปรากฏว่าไม่มีคำถามหรือความเห็นเป็นอย่างอื่น ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้วตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 512,925,101 เสียง ไม่เห็นด้วย 15,072,890 เสียง และงดออกเสียง 4,203,100 เสียง ซึ่งมติของระเบียบวาระนี้ต้องใช้คะแนนเสียงไม่น้อยกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุม และมีสิทธิออกเสียงลงคะแนน โดยมีเสียงคัดค้านไม่เกินร้อยละ 10 ของจำนวนเสียงทั้งหมดที่มาประชุม ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติม และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

รับรองสำเนาถูกต้อง

- 24 - / หลังจากการ ...

พรทิพา ขันธวิไชย

ผู้ช่วยเลขานุการบริษัท

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยมีบัตรที่ไม่เห็นด้วย 1 ใบ และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 531,078,531 เสียง คิดเป็นร้อยละ 92.15 ไม่เห็นด้วย 30,329,520 เสียง คิดเป็นร้อยละ 5.26 และงดออกเสียงจำนวน 14,894,683 เสียง คิดเป็นร้อยละ 2.58 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>มติที่ประชุม :</u> ที่ประชุมโดยเสียงมากกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน โดยมีเสียงคัดค้านไม่เกินร้อยละ 10 ของจำนวนเสียงทั้งหมดที่มาประชุม อนุมัติให้ออกและเสนอขายใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญ ให้แก่ ผู้บริหาร และพนักงานในปี 2549 จำนวน 2,800,000 หน่วย ในราคาหน่วยละ 0 บาท

- 25 – ระเบียบวาระที่ 11 ...

<u>ระเบียบวาระที่ 11 :</u> พิจารณาจัดสรรหุ้นสามัญเพิ่มทุน จำนวน 2,800,000 หุ้น เพื่อรองรับการใช้สิทธิของใบสำคัญแสดงสิทธิ ฯ ให้แก่ ผู้บริหาร และพนักงานในปี 2549 ตามที่ขออนุมัติในระเบียบวาระที่ 10

ประธานฯ ชี้แจงว่าตามที่ที่ประชุมได้มีมติอนุมัติในระเบียบวาระที่ 10 ที่ผ่านมานั้น ในระเบียบวาระนี้ จึงขออนุมัติการจัดสรรหุ้นสามัญเพิ่มทุนจำนวน 2,800,000 หุ้น (สองล้านแปดแสนหุ้น) เพื่อรองรับการใช้สิทธิของใบสำคัญแสดงสิทธิฯ ดังกล่าวด้วย และเรื่องนี้จะต้องได้รับอนุมัติจากที่ประชุมไม่น้อยกว่าสามในสี่ของจำนวนเสียงทั้งหมดที่มาประชุมและมีสิทธิออกเสียง และต้องไม่มีผู้ถือหุ้นซึ่งถือหุ้นรวมกันเกินกว่าร้อยละ 10 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุม ออกเสียงไม่เห็นด้วย จึงขอให้ที่ประชุมพิจารณาและสอบถาม

ปรากฏว่าไม่มีผู้ถือหุ้นใดมีคำถาม หรือความเห็นเป็นอย่างอื่น ประธานฯ จึงได้แถลงคะแนนเสียงที่ลงทะเบียนไว้แล้ว ตามที่ระบุในหนังสือมอบฉันทะ โดยมีเสียงเห็นด้วยจำนวน 511,675,201 เสียง ไม่เห็นด้วย 16,322,790 เสียง และงดออกเสียง 4,040,700 เสียง ดังนั้น จึงขอให้ผู้ถือหุ้นที่ยังไม่ได้ลงคะแนน ได้มีการลงคะแนนเพิ่มเติมในบัตรลงคะแนน และจะนับคะแนนในห้องประชุมตามที่ได้แจ้งไว้ข้างต้น

หลังจากการนับคะแนนเสร็จสิ้นแล้ว โดยมีบัตรที่ไม่เห็นด้วย 2 ใบ และมีบัตรที่แยกคะแนนเสียง 1 ใบ ประธานฯ จึงได้แถลงผลจากการนับคะแนนเสียงจากผู้ถือหุ้น และผู้รับมอบฉันทะเป็น ดังนี้ เห็นด้วยจำนวน 529,989,531 เสียง คิดเป็นร้อยละ 91.96 ไม่เห็นด้วย 31,579,420 เสียง คิดเป็นร้อยละ 5.48 และงดออกเสียงจำนวน 14,732,583 เสียง คิดเป็นร้อยละ 2.56 ประธานฯ จึงกล่าวสรุปเป็นมติ ดังนี้

<u>มติที่ประชุม :</u> ที่ประชุมโดยเสียงมากกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน โดยมีเสียงคัดค้านไม่เกินร้อยละ 10 ของจำนวนเสียงทั้งหมดที่มาประชุม อนุมัติให้จัดสรรหุ้นสามัญเพิ่มทุนจำนวน 2,800,000 หุ้น เพื่อรองรับการใช้สิทธิของใบสำคัญแสดงสิทธิฯ ให้แก่ผู้บริหาร และพนักงานในปี 2549 โดยราคาการใช้สิทธิฯ เท่ากับ 456 บาท ต่อหุ้น

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ผู้ช่วยเลขานุการบริษัท

ประธานฯ ได้แจ้งต่อที่ประชุมฯ ว่าได้ดำเนินการประชุมมาครบทุกระเบียบวาระแล้ว จึงให้ผู้ถือหุ้นเสนอหรือสอบถามเรื่องอื่น ๆ ได้ และมีผู้สอบถาม 2 เรื่อง โดยมีคำถามและคำตอบ ดังนี้

1. นายกิตติ กสิวิทยานันท์ ผู้ถือหุ้นสอบถามว่า บริษัทฯ มีการบริหารความเสี่ยงที่อาจจะเกิดในแหล่งปิโตรเลียมในประเทศต่าง ๆ ที่บริษัทฯ ไปลงทุน เช่น อิหร่าน หากเกิดภาวะสงครามกับสหรัฐอเมริกาอย่างไร และคาดว่าความเสียหายจะกระทบมูลค่าเงินลงทุนของบริษัทฯ มากน้อยเพียงใด

นายมารุตฯ ตอบว่าก่อนตัดสินใจลงทุนในโครงการใด บริษัทฯ จะมีการวิเคราะห์ความเสี่ยงในด้านต่าง ๆ เช่น การเมือง ธรณีวิทยา หรือแม้แต่ประเด็นทางภาษี เป็นต้น นอกจากนี้ สำหรับการลงทุนในต่างประเทศ บริษัทฯ จะศึกษาระบบการ Sanction ขององค์การสหประชาชาติขนานกันไปด้วย เพื่อชั่งน้ำหนักกับภาระผูกพันของบริษัทฯ ในโครงการนั้น ๆ อย่างไรก็ตาม การลงทุนหลัก ๆ ของบริษัทฯ จะยังคงอยู่ในประเทศไทย

ประธานฯ กล่าวเสริมว่า การลงทุนในพื้นที่ที่มีความเสี่ยงสูงนั้น บริษัทฯ จะไม่ลงทุนเพียงผู้เดียว แต่จะหาผู้ร่วมทุนรายใหญ่ ๆ มาร่วมด้วย

2. นายบุญสม เกษะประดิษฐ์ ผู้ถือหุ้นสอบถามเกี่ยวกับผลคะแนน CG ของบริษัทฯ ในปี 2548 ที่ฉายขึ้นจอก่อนเริ่มการประชุมว่าเพิ่มขึ้นหรือลดลงในหัวข้อใดบ้าง และบริษัทฯ มีแผนงานทางด้าน CG อย่างไรบ้างในปี 2549

นายมารุต มฤคทัต กรรมการผู้จัดการใหญ่ให้นายธีรศักดิ์ ตั้นเจริญลาภ เลขานุการบริษัทเป็นผู้ชี้แจง ซึ่งได้ชี้แจงว่า จากหัวข้อของการประเมินด้าน CG ของบริษัท ทริส 4 หัวข้อนั้น เรื่องที่ได้คะแนนสูงขึ้นมี 3 เรื่อง คือ สิทธิของผู้ถือหุ้น องค์ประกอบและบทบาทของคณะกรรมการและฝ่ายจัดการ และการเปิดเผยข้อมูล โดยเรื่องที่ได้รับคะแนนลดลงคือ วัฒนธรรมการกำกับดูแลกิจการ

นายมารุตฯ ชี้แจงเกี่ยวกับแผนงานด้าน CG ว่า จะให้ความสำคัญกับการปรับปรุงระบบการทำงานภายในบริษัทฯ ให้มีความคล่องตัว แต่ในขณะเดียวกันก็จะมีระบบ Check & Balance ด้วย สำหรับผู้มีส่วนได้เสียอื่นนั้น บริษัทฯ จะดูแลให้มีความสมดุลและเป็นธรรมแก่ทุกฝ่าย

เมื่อไม่มีคำถามหรือข้อเสนอแนะใด ๆ เพิ่มเติมจากผู้ถือหุ้นแล้ว ประธานฯ ได้ให้นางสาวพิมพ์สุดา ศิริโชติ ผู้ช่วยเลขานุการบริษัท ชี้แจงต่อที่ประชุมเกี่ยวกับโครงการเยี่ยมชมกิจการของบริษัทฯ ที่แหล่งน้ำมันสิริกิติ์ จังหวัดกำแพงเพชร ซึ่งได้ชี้แจงว่า ยอดสรุปถึงวันปิดรับสมัครในวันนี้เวลา 15.30 น. มีจำนวนผู้ถือหุ้นที่ได้สมัครเข้ามาจำนวนทั้งสิ้น 73 คน สำหรับกลุ่มที่ 1 และจำนวน 70 คน สำหรับกลุ่มที่ 2 ซึ่งไม่เกินกว่าจำนวนที่บริษัทฯ ประกาศรับ ดังนั้น ผู้ที่ส่งใบสมัครเข้ามาทุกคนจึงสามารถเข้าร่วมโครงการนี้ได้ โดยบริษัทฯ จะแจ้งยืนยันไปให้ผู้ถือหุ้นทุกคนทราบตามหมายเลขโทรศัพท์ติดต่อที่ได้แจ้งไว้ในใบสมัครต่อไป และปรากฏว่ายังมีผู้ถือหุ้นในห้องประชุมสนใจจะสมัครเพิ่ม ซึ่งบริษัทฯ ยินดีรับเพิ่มเฉพาะในวันนี้ และจะจับสลากชื่อผู้สมัครส่วนที่เพิ่มเติมหากเกินจำนวนที่เปิดรับต่อไป

- 27 - / ประธานฯ ...

หลังจากนั้น เมื่อไม่มีข้อซักถาม หรือข้อคิดเห็นใด ๆ จากผู้ถือหุ้นอีกแล้ว ประธานฯ จึงได้ขอบคุณผู้ถือหุ้นที่อาสาสมัครเป็นกรรมการในการนับคะแนน และเชิญให้ตัวแทนผู้ถือหุ้นรับมอบของที่ระลึกจากนายวิสุทธิ์ ศรีสุพรรณ และนายพละ สุขเวช กรรมการบริษัทฯ และได้กล่าวขอบคุณผู้ถือหุ้นและผู้รับมอบฉันทะ รวมทั้งผู้สอบบัญชีที่มาร่วมประชุม ซึ่งบริษัทฯ จะได้จัดส่งสำเนารายงานการประชุมไปให้แก่ผู้ถือหุ้นทุกคนโดยเร็วต่อไป และขอให้ผู้ถือหุ้นได้กรุณาตอบแบบประเมินคุณภาพการจัดการประชุมผู้ถือหุ้น ที่เจ้าหน้าที่ได้แจกให้กับทุกคนแล้วก่อนการประชุม พร้อมกับใบแนะนำสิทธิของผู้ถือหุ้นในการใช้ช่องทางต่าง ๆ ติดต่อสอบถามข้อมูลกับบริษัทฯ ได้โดยตรง และมอบคืนแบบประเมินดังกล่าวให้กับเจ้าหน้าที่ขณะเดินออกจากห้องประชุมด้วย และขอปิดการประชุม

<u>ปิดประชุมเวลา</u> 18.05 น.

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นายธีรศักดิ์ ตันเจริญลาภ ผู้ตรวจรายงานการประชุม

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